04044805

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



**Nomura Asset Acceptance Corporation**
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

**Form 8-K, October 5, 2004, Series 2004-AR3**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-109614
SEC File Number, if available

---

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

NOMURA ASSET ACCEPTANCE CORPORATION

By: [signature]
Name: Matt Mumley
Title: Secretary

Dated: October 5, 2004

ANNE MARTIN
NOTARY PUBLIC, State of New York
No. 01MA6091921
Qualified in Suffolk County
Commission Expires May 5, 2007
[signature]
10-05-04

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Preliminary Collateral Term Sheet | P* |

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# Nomura Asset Acceptance Corporation
# Mortgage Pass-Through Certificates,
# Series 2004-AR3



## $401 Million (+/- 10%)

**(Approximate)**

# Computational Materials

**October 6, 2004**

NOMURA

*Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.*

Information Statement

The attached tables, together with the summary information presented herein (the "**Computational Materials**") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("**NSI**") and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, "**NAAC**"). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final prospectus and prospectus supplement (collectively, the "**Final Offering Documents**") for Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2004-AR3 (the "**Securities**") and by any other information subsequently filed with the Securities and Exchange Commission. Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the Final Offering Documents. The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of Mortgage Loans (the "**Statistical Pool**") expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "**Final Pool**"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Final Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Final Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

**An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.**

## STRUCTURAL SUMMARY

**Structure Overview**

| Class | Initial Principal Balance [1] | Type | Initial Pass-Through Rate (%) | CPR (%) | WAL (years) | Principal Window (months) | W.A. MTR | Expected Rating (S&P/Moody's) [2] |
|---|---|---|---|---|---|---|---|---|
| I-A | $68,088,000 | Variable [3] | 4.905 | 25 | 2.39 [4] | 1-56 [4] | 56 | AAA/Aaa |
| II-A | $76,364,000 | Floating [6] | 2.260 | 25 | 2.85 [5] | 1-93 [5] | 32 | AAA/Aaa |
| III-A-1 | $104,190,000 | Floating [6] | 2.240 | 25 | 2.84 [5] | 1-93 [5] | 30 | AAA/Aaa |
| III-A-2 | $100,000,000 | Floating [6] | 2.240 | 25 | 2.84 [5] | 1-93 [5] | 30 | AAA/Aaa |
| III-A-3 | $22,688,000 | Floating [6] | 2.300 | 25 | 2.84 [5] | 1-93 [5] | 30 | AAA/Aaa |
| M-1 | $17,463,000 | Floating [6] | 2.440 | 25 | 5.13 [5] | 37-93 [5] | 35 | [AA/Aa2] |
| M-2 | $6,022,000 | Floating [6] | 2.940 | 25 | 5.11 [5] | 37-93 [5] | 35 | [A+/A1] |
| M-3 | $3,814,000 | Floating [6] | 3.290 | 25 | 5.00 [5] | 37-93 [5] | 35 | [A-/A3] |
| M-4 | $2,808,565 | Floating [6] | 3.740 | 25 | 4.52 [5] | 37-78 [5] | 35 | [BBB+/Baa1] |
| X | NA | NA | NA | NA | NA | NA | NA | Not Rated |
| P | NA | NA | NA | NA | NA | NA | NA | Not Rated |
| R | NA | NA | NA | NA | NA | NA | NA | Not Rated |
| TOTAL | $401,437,565 | | | | | | | |

**NOTE: The Class III-A-2, Class X, Class P and Class R Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.**

(1) Approximate. Subject to a permitted variance of plus or minus 10%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The initial pass-through rate on the Class I-A Certificates is expected to be approximately [4.905]% per annum. After the first Distribution Date, the per annum pass-through rate on these certificates will equal the weighted average of the net mortgage rates of the Group I Mortgage Loans minus [0.35]% per annum (30/360, 24 day delay).
(4) Run to balloon at the weighted average reset month as indicated in the "W.A. MTR" column.
(5) Run to the 10% optional termination.
(6) The pass-through rate for each of the Group II, Group III and Subordinate Certificates for each Distribution Date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin, (ii) the applicable Net Funds Cap, (iii) the related hard cap (actual/360 accrual basis, 0 day delay), and (iv) the Maximum Interest Rate. The certificate margins and hard caps for the Group II, Group III and Subordinate Certificates are as follows:

| Class | Certificate Margin (A) | (B) | Hard Cap |
|---|---|---|---|
| II-A | [0.42]% | [0.84]% | [11.00]% |
| III-A-1 | [0.40]% | [0.80]% | [11.00]% |
| III-A-2 | [0.40]% | [0.80]% | [11.25]% |
| III-A-3 | [0.46]% | [0.92]% | [11.00]% |
| M-1 | [0.60]% | [1.10]% | [11.00]% |
| M-2 | [1.10]% | [1.60]% | [11.00]% |
| M-3 | [1.45]% | [1.95]% | [11.00]% |
| M-4 | [1.90]% | [2.40]% | [11.00]% |

(A) On or prior to the first possible optional termination date.

(B) After the first possible optional termination date.

## COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $401,437,565 (the **"Cut-off Date Principal Balance"**). Generally, after the initial fixed-rate period, the interest rate and monthly payment for the Mortgage Loans adjust semi-annually or annually based on an index plus a margin. The mortgage pool consists of three groups of Mortgage Loans. Group I is generally comprised of Mortgage Loans with an initial fixed rate period of five years, Group II is generally comprised of Mortgage Loans with an initial fixed rate period of two years, three years or five years, and Group III is generally comprised of Mortgage Loans with an initial fixed rate period of two years, three years or five years.

**The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only. For further collateral information, see "Collateral Details" on page 25.**

| Characteristics of the Mortgage Loans | Group I | Group II | Group III | Groups I-III |
|---|---|---|---|---|
| Current Mortgage Rate* | 5.505% | 6.596% | 6.653% | 6.430% |
| Current Net Mortgage Rate* | 5.255% | 6.346% | 6.403% | 6.180% |
| Cut-off Date Mortgage Loan Principal Balance | $73,609,114.53 | $82,554,981.69 | $245,273,468.72 | $401,437,564.94 |
| Mortgage Loan Count | 290 | 168 | 1,288 | 1,746 |
| Cut-off Date Average Mortgage Loan Principal Balance | $253,824.53 | $491,398.70 | $190,429.71 | $229,918.42 |
| Original Term (months)* | 360 | 360 | 360 | 360 |
| Months Since Origination* | 4 | 3 | 3 | 3 |
| Stated Remaining Term (months)* | 356 | 357 | 357 | 357 |
| Mortgage Loans with Interest Only Terms | 61.57% | 62.89% | 52.34% | 56.20% |
| Mortgage Loans with Prepay Penalty Terms | 13.06% | 44.02% | 35.44% | 33.10% |
| Credit Score** | 715 | 690 | 696 | 698 |
| Original Loan-to-Value Ratio* | 72.78% | 77.77% | 79.00% | 77.60% |
| Original Loan-to-Value Ratio Over 80% Without MI* | 1.60% | 3.75% | 3.16% | 2.99% |
| Documentation Type - Full / Alternative | 33.47% | 7.82% | 20.34% | 20.17% |
| Loan Purpose - Purchase / Rate-Term | 73.26% | 76.37% | 83.49% | 80.15% |
| Occupancy Type - Primary / Second Home | 88.51% | 91.18% | 72.72% | 79.41% |
| Property Type - Single Family Residence / PUD | 78.72% | 84.47% | 64.53% | 71.23% |
| California Concentration | 12.99% | 21.40% | 9.14% | 12.37% |
| Months to Next Rate Adjustment* | 56 | 32 | 30 | 35 |
| First Periodic Rate Cap* | 5.079% | 3.724% | 3.603% | 3.898% |
| Subsequent Periodic Rate Cap* | 1.253% | 1.086% | 1.069% | 1.106% |
| Lifetime Rate Cap* | 5.247% | 5.459% | 5.279% | 5.310% |
| Gross Margin* | 2.519% | 3.414% | 3.409% | 3.247% |
| Net Margin* | 2.269% | 3.164% | 3.159% | 2.997% |
| Minimum Mortgage Rate* | 2.617% | 3.492% | 3.442% | 3.301% |
| Maximum Mortgage Rate* | 10.752% | 12.055% | 11.931% | 11.740% |

* Weighted Average

** Non-zero Weighted Average

*Credit scores are currently unavailable for two Group III Mortgage Loans with an aggregate principal balance of* $211,315.90 (0.09% of Group III).

***Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.***

## TRANSACTION SUMMARY

| | |
|---|---|
| *Title of Series:* | Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2004-AR3 |
| *Cut-off Date:* | November 1, 2004 |
| *Closing Date:* | On or about November 29, 2004 |
| *Investor Settlement Date:* | On or about November 30, 2004 |
| *Depositor:* | Nomura Asset Acceptance Corporation |
| *Underwriter:* | Nomura Securities International, Inc. |
| *Seller:* | Nomura Credit & Capital, Inc. |
| *Servicer:* | Initially, GMAC Mortgage Corporation<br>The Seller, as owner of the Mortgage Loans to be sold to the trust fund, will retain certain rights relating to the servicing of the Mortgage Loans, including the right to terminate and replace GMAC Mortgage Corporation at any time, without cause, or hire a special servicer as further specified in the pooling and servicing agreement. |
| *Trustee/Custodian:* | JPMorgan Chase Bank |
| *Type of Offering:* | The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. |
| *Form of Registration:* | The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear. |
| *Minimum Denomination:* | For each class of Offered Certificate, $25,000 and multiples of $1 in excess thereof. |
| *Record Date:* | For each class of Offered Certificates (other than the Class I-A Certificates) and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form; otherwise the record date shall be the same as for the Class I-A Certificates. For the Class I-A Certificates and for any Distribution Date, the last business day of the month preceding the month in which such Distribution Date occurs. |
| *Distribution Date:* | The 25th day of each calendar month beginning in December 2004, or if such day is not a business day, then the following business day. |
| *Last Scheduled Distribution Date:* | The Distribution Date in November 2034 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date. |
| *Certificate Designations:* | Class I-A Certificates (the **"Group I Certificates"**)<br>Class II-A Certificates (the **"Group II Certificates"**)<br>Class III-A-1, Class III-A-2 and Class III-A-3 Certificates (the **"Group III Certificates"**; and together with the Group I and Group II Certificates, the **"Senior Certificates"**)<br>Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (the **"Subordinate Certificates"**)<br>Class X Certificates<br>Class P Certificates<br>Class R Certificates<br>Only the Group I, Group II, Class III-A-1, Class III-A-3 and Subordinate Certificates are being offered hereby (together, the **"Offered Certificates"**). |

***Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.***

Private Certificates: The Class III-A-2, Class X, Class P and Class R Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

*Prepayment Period:* With respect to any Distribution Date, the immediately preceding calendar month.

*Accrual Periods:* The accrual period for any class of Offered Certificates (other than the Class I-A Certificates) and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first accrual period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related accrual period.

The accrual period for the Class I-A Certificates and any Distribution Date will be the calendar month immediately preceding the calendar month in which the Distribution Date occurs. Calculations of interest on such certificates will be based on a 360-day year that consists of twelve 30-day months.

*Optional Termination:* At its option, the Class X Certificateholder (unless it is an affiliate of the Seller) may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust fund and thereby effect early retirement of the Offered Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.

*Taxation – REMIC:* For federal income tax purposes, the trust will comprise multiple real estate mortgage investment conduits (each a **"REMIC"**), organized in a tiered REMIC structure. The Offered Certificates (exclusive of any right to receive payments in respect of any Basis Risk Shortfall), the Class III-A-2, Class X and Class P Certificates will represent beneficial ownership of "regular interests" in the related REMIC.

The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC.

Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.

*SMMEA Eligibility:* The Offered Certificates, other than the Class M-2, Class M-3 and Class M-4 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).

*ERISA Considerations:* The Offered Certificates are expected to be ERISA eligible.

*Ratings:* The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**) and/or Standard & Poor's Ratings Services (**"S&P"**), with the ratings indicated in the table on page 3.

## CREDIT ENHANCEMENT

**Overcollateralization**

The Group I, Group II and Group III Mortgage Loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Group I, Group II and Group III Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group I, Group II and Group III Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Group I, Group II and Group III Mortgage Loans.

**Overcollateralization amount**

For any Distribution Date, overcollateralization will be equal to the amount, if any, by which (x) the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Certificates after giving effect to payments on such Distribution Date.

**Initial overcollateralization amount**

As of the Closing Date, the overcollateralization amount will be equal to approximately [0.00]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the Cut-off Date.

**Targeted overcollateralization amount**

With respect to any Distribution Date prior to the stepdown date, approximately [1.00]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the stepdown date and with respect to which a trigger event is not in effect, the greater of (a) [2.00]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the last day of the related due period, or (b) [0.50]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the stepdown date with respect to which a trigger event is in effect and is continuing, the targeted overcollateralization amount for the Distribution Date immediately preceding such Distribution Date.

**Stepdown date**

The earlier of (i) the first Distribution Date following the Distribution Date on which the certificate principal balances of the Senior Certificates have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in December 2007, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [17.00]%.

### Credit enhancement percentage

| Initial Expected Credit Enhancement Percentages | | | | |
|---|---|---|---|---|
| Class | Percent | Approximate Expected Initial Credit Enhancement* (%) | Approximate Expected Initial Target Credit Enhancement* (%) | Approximate Expected Target Credit Enhancement** (%) |
| A | [92.50] | [7.50] | [8.50] | [17.00] |
| M-1 | [4.35] | [3.15] | [4.15] | [8.30] |
| M-2 | [1.50] | [1.65] | [2.65] | [5.30] |
| M-3 | [0.95] | [0.70] | [1.70] | [3.40] |
| M-4 | [0.70] | [0.00] | [1.00] | [2.00] |

* Prior to the stepdown date, based on aggregate loan balance as of the Cut-off Date.

**After stepdown date, based on aggregate loan balance as of such date of determination.

NOTE: Final class sizes and credit enhancement levels subject to change based on final rating agency requirements.

### Trigger event

A trigger event will occur for any Distribution Date if either (i) the average of the delinquency rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months as of the last day of the related due period equals or exceeds [____]% of the senior enhancement percentage for such Distribution Date or (ii) the cumulative realized losses as a percentage of the aggregate loan balance on the closing date for such Distribution Date is greater than the percentage set forth below:

| Trigger Event | |
|---|---|
| Range of Distribution Dates | Cumulative Loss Percentage |
| December 2007 - November 2008 | [TBD] |
| December 2008 - November 2009 | [TBD] |
| December 2009 - November 2010 | [TBD] |
| December 2010 and thereafter | [TBD] |

### Delinquency rate

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans 60 or more days delinquent (including all foreclosures and REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the close of business on the last day of such month.

### Subordination and Allocation of Losses

The Group I, Group II and Group III Certificates will have a payment priority over the Subordinate Certificates. Each class of Subordinate Certificates will be subordinate to each other class of Subordinate Certificates with a lower numerical designation. Losses on the Group I, Group II and Group III Mortgage Loans will first reduce the available excess interest and then reduce the overcollateralization amount. If there is no overcollateralization at that time, losses on the Group I, Group II and Group III Mortgage Loans will be allocated to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each class of Subordinate Certificates has been reduced to zero.

Realized losses will not be allocated to the Group I Certificates, Group II Certificates, Class III-A-1 or Class III-A-2 Certificates. Investors in those Certificates should note, however, that although realized losses cannot be allocated to such certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of those Certificates all principal and interest amounts to which they are then entitled. Realized losses on the Group III Mortgage Loans will be allocated to the Class III-A-3 Certificates to the extent that subordination and overcollateralization as set forth above and any cross-collateralization among the groups is not sufficient to cover these losses.

**Cross-collateralization**

In certain limited circumstances, principal and interest collected from any of the Group I, Group II and Group III Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

## DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

**Basis Risk Shortfall** —With respect to the Group II, Group III and Subordinate Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the Maximum Interest Rate and (z) the applicable hard cap over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related accrual period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the Maximum Interest Rate and (z) the applicable hard cap.

**Carryforward Interest**—With respect to the Group I, Group II, Group III and Subordinate Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related accrual period at the applicable pass-through rate.

**Current Interest**—With respect to the Group I, Group II, Group III and Subordinate Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related accrual period; provided, that as to each class of Certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

**Maximum Interest Rate**—With respect to any Distribution Date and the Group II and Group III Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans in the related loan group as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans in the related loan group. For any Distribution Date and the Subordinate Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

**Net Funds Cap**—With respect to the Group II Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Mortgage Loans in the related loan group for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

With respect to the Group III Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Mortgage Loans in the related loan group for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

With respect to the Subordinate Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans less the Certificate Principal Balance of the related Senior Certificates, multiplied by (b) a fraction, expressed as a percentage, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

**Interest remittance amount**

For any Distribution Date and the related loan group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related loan group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related loan group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

**Optimal Interest Remittance Amount**

For any Distribution Date, the Optimal Interest Remittance Amount will be equal to the excess of (i) the product of (1) (x) the weighted average net mortgage rates of the Group I, Group II and Group III Mortgage Loans as of the first day of the related due period minus, with respect to the Group I Mortgage Loans, [0.35]%, divided by (y) 12 and (2) the aggregate loan balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the interest remittance amount that did not arise as a result of a default or delinquency of the Group I, Group II and Group III Mortgage Loans or were not taken into account in computing the expense fee rate.

**Distributions of interest**

The pass-through rates for the Group I, Group II, Group III and Subordinate Certificates are described on page 3 of this document.

With respect to the Group II, Group III and Subordinate Certificates, one-month LIBOR shall be determined by the Trustee on the second LIBOR business day preceding the commencement of each accrual period except with respect to the first accrual period for which the Underwriter will determine one-month LIBOR on or about November 24, 2004.

The amount of interest payable on each Distribution Date in respect of each class of the Group I, Group II, Group III and Subordinate Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Group II, Group III and Subordinate Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of monthly excess cashflow" below and from available amounts on deposit in a reserve fund (the "**Basis Risk Shortfall Reserve Fund**"). The source of funds on deposit in the Basis Risk Shortfall Reserve Fund will be limited to an initial deposit of $5,000, amounts that would otherwise be paid on the Class X Certificates.

On each Distribution Date, the interest remittance amount for such Distribution Date will be paid in the following order of priority:

(1) from the interest remittance amount for Group I, Group II and Group III, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for Class I-A, Class II-A, Class III-A-1, Class III-A-2 and Class III-A-3 Certificates and such Distribution Date, provided that:

(a) the interest remittance amount for the Group I Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class I-A Certificates, Current Interest and any Carryforward Interest for such class for such Distribution Date; and then (y) concurrently, to (1) the Class II-A Certificates and (2) to the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the interest remittance amount for the Group II Mortgage Loans and the interest remittance amount for the Group III Mortgage Loans on such Distribution Date;

(b) the interest remittance amount for the Group II Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class II-A Certificates, Current Interest and any Carryforward Interest for such class for such Distribution Date; and then (y) concurrently, to (1) the Class I-A Certificates and (2) to the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the interest remittance amount for the Group I Mortgage Loans and the interest remittance amount for the Group III Mortgage Loans on such Distribution Date;

(c) the interest remittance amount for the Group III Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis, based on the entitlement of each such class; and then (y) concurrently, to (1) the Class I-A Certificates and (2) to the Class II-A Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the interest remittance amount for the Group I Mortgage Loans and the interest remittance amount for the Group II Mortgage Loans on such Distribution Date.

(2) first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3) first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(4) first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5) first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-4 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(6) for application as part of monthly excess cashflow for such Distribution Date, as described below, any interest remittance amount remaining after application pursuant to clauses (1) through (5) above (such amount, **"Monthly Excess Interest"**) for such Distribution Date.

**Principal remittance amount**

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; and (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period.

**Overcollateralization release amount**

For any Distribution Date will be equal to the lesser of (x) the principal remittance amount for such Distribution Date and (y) the amount, if any, by which (1) the overcollateralization amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the principal remittance amount for such date is applied on such Distribution Date in reduction of the aggregate of the certificate principal balance of the Certificates, exceeds (2) the targeted overcollateralization amount for such Distribution Date.

**Group I allocation amount**

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction, the numerator of which is the principal remittance amount derived from Group I and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

**Group II allocation amount**

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction, the numerator of which is the principal remittance amount derived from Group II and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

**Group III allocation amount**

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction, the numerator of which is the principal remittance amount derived from Group III and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

**Principal payment amount**

For any Distribution Date will be equal to the principal remittance amount for such Distribution Date minus the overcollateralization release amount, if any, for such Distribution Date.

**Senior principal payment amount**

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [83.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

**Class M-1 principal payment amount**

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [91.70]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

**Class M-2 principal payment amount**

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior

Certificates and the Class M-1 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [94.70]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

**Class M-3 principal payment amount**

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 and Class M-2 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [96.60]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

**Class M-4 principal payment amount**

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [98.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

**Distributions of principal**

The principal payment amount will be paid on each Distribution Date as follows:

(1) On each Distribution Date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, the principal payment amount will be paid in the following order of priority:

A) i. from the principal remittance amount derived from the Group I Mortgage Loans, to the Class I-A Certificates until its certificate principal balance has been reduced to zero;

ii. from the principal remittance amount derived from the Group II Mortgage Loans, to the Class II-A Certificates until its certificate principal balance has been reduced to zero; and

iii. from the principal remittance amount derived from the Group III Mortgage Loans, to the Class III-A-1, Class III-A-2 and III-A-3 Certificates, pro rata, until their certificate principal balances have been reduced to zero;

B) i. from the principal remittance amount for Group I remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, to the Class II-A, Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the principal remittance amount for Group II remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, to the Class I-A, Class III-

A-1, Class III-A-2 and Class III-A-3 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

iii. from the principal remittance amount for Group III remaining after the certificate principal balances of the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates have been reduced to zero, to the Class I-A and Class II-A Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero; and

G) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such principal payment amount remaining after application pursuant to clauses (A) through (F) above.

(2) On each Distribution Date (a) on or after the stepdown date and (b) with respect to which a trigger event is not in effect, the principal payment amount will be paid in the following order of priority:

A) i. from the principal remittance amount for Group I, the Group I allocation amount to the Class I-A Certificates until its certificate principal balance has been reduced to zero;

ii. from the principal remittance amount for Group II, the Group II allocation amount to the Class II-A Certificates until its certificate principal balance has been reduced to zero; and

iii. from the principal remittance amount for Group III, the Group III allocation amount to the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, pro rata, until their certificate principal balances have been reduced to zero;

B) i. from the Group I allocation amount remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, to the Class II-A, Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, pro rata, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Group II allocation amount remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, to the Class I-A, Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

iii. from the Group III allocation amount remaining after the certificate principal balances of the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates have been reduced to zero, to the Class I-A and Class II-A Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, the Class M-1 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, the Class M-2 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, the Class M-3 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, the Class M-4 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

G) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such principal payment amount remaining after application pursuant to clauses (A) through (F) above.

**Group I excess interest amount**

For any Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group I and the denominator of which is the principal remittance amount for Group I, Group II and Group III, in each case for that Distribution Date.

**Group II excess interest amount**

For any Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group II and the denominator of which is the principal remittance amount for Group I, Group II and Group III, in each case for that Distribution Date.

**Group III excess interest amount**

For any Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group III and the denominator of which is the principal remittance amount for Group I, Group II and Group III, in each case for that Distribution Date.

**Distribution of monthly excess cashflow**

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

(1) A) until the aggregate certificate principal balance of the Certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the targeted overcollateralization amount for such Distribution Date, on each Distribution Date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, to the extent of monthly excess interest for such Distribution Date, to the Certificates, in the following order of priority:

i. (a) the Group I excess interest amount in the following order of priority: (x) first, to the Class I-A Certificates, until its certificate principal balance is reduced to zero; and then (y) concurrently, to (1) the Class II-A Certificates, (2) the Class III-A-1 Certificates, (3) the Class III-A-2 Certificates and (4) the Class III-A-3 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

*Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.*

(b) the Group II excess interest amount in the following order of priority: (x) first, to the Class II-A Certificates until its certificate principal balance is reduced to zero; and then (y) concurrently, to (1) the Class I-A Certificates, (2) the Class III-A-1 Certificates, (3) the Class III-A-2 Certificates and (4) the Class III-A-3 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

(c) the Group III excess interest amount in the following order of priority: (x) first, to the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates on a pro rata basis based on their respective certificate principal balances, until their respective principal balances are reduced to zero; and then (y) concurrently, to (1) the Class I-A Certificates and (2) the Class II-A Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

ii. to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

iv. to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

v. to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero; and

B) on each Distribution Date on or after the stepdown date and with respect to which a trigger event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the principal payment amount for such date, in accordance with the priorities set forth above in Section (2) under "Distributions of Principal";

(2) to the Class III-A-3 Certificates, any deferred amount for such class;

(3) to the Class M-1 Certificates, any deferred amount for such class;

(4) to the Class M-2 Certificates, any deferred amount for such class;

(5) to the Class M-3 Certificates, any deferred amount for such class;

(6) to the Class M-4 Certificates, any deferred amount for such class;

(7) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class II-A, Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, concurrently, any Basis Risk Shortfall for each such class, on a pro rata basis based on the entitlement of each such class;

(8) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(9) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(10) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(11) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-4 Certificates, any Basis Risk Shortfall for such class;

(12) to the Basis Risk Shortfall Reserve Fund, any amounts required pursuant to the pooling and servicing agreement to be deposited therein;

(13) to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(14) to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (14).

## PRICE/YIELD TABLES*

### Class I-A Certificates – Run to the earlier of balloon at weighted average reset (month 56) or 10% call

### Initial Coupon: 4.905%

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-24 | 4.562 | 4.533 | 4.512 | 4.491 | 4.456 | 4.431 | 4.391 | 4.315 | 4.220 | 3.942 |
| 100-25 | 4.551 | 4.521 | 4.500 | 4.478 | 4.442 | 4.416 | 4.375 | 4.297 | 4.199 | 3.913 |
| 100-26 | 4.540 | 4.509 | 4.487 | 4.464 | 4.428 | 4.401 | 4.359 | 4.278 | 4.178 | 3.884 |
| 100-27 | 4.528 | 4.497 | 4.474 | 4.451 | 4.413 | 4.386 | 4.343 | 4.260 | 4.157 | 3.855 |
| 100-28 | 4.517 | 4.485 | 4.462 | 4.438 | 4.399 | 4.371 | 4.327 | 4.242 | 4.136 | 3.826 |
| 100-29 | 4.506 | 4.472 | 4.449 | 4.425 | 4.385 | 4.357 | 4.310 | 4.223 | 4.115 | 3.797 |
| 100-30 | 4.495 | 4.460 | 4.436 | 4.411 | 4.371 | 4.342 | 4.294 | 4.205 | 4.094 | 3.768 |
| 100-31 | 4.484 | 4.448 | 4.424 | 4.398 | 4.356 | 4.327 | 4.278 | 4.187 | 4.073 | 3.739 |
| 101-00 | 4.473 | 4.436 | 4.411 | 4.385 | 4.342 | 4.312 | 4.262 | 4.169 | 4.052 | 3.710 |
| 101-01 | 4.461 | 4.424 | 4.399 | 4.372 | 4.328 | 4.297 | 4.246 | 4.150 | 4.031 | 3.681 |
| 101-02 | 4.450 | 4.412 | 4.386 | 4.358 | 4.314 | 4.282 | 4.230 | 4.132 | 4.010 | 3.652 |
| 101-03 | 4.439 | 4.400 | 4.373 | 4.345 | 4.300 | 4.267 | 4.214 | 4.114 | 3.989 | 3.623 |
| 101-04 | 4.428 | 4.388 | 4.361 | 4.332 | 4.285 | 4.252 | 4.198 | 4.096 | 3.968 | 3.594 |
| 101-05 | 4.417 | 4.376 | 4.348 | 4.319 | 4.271 | 4.237 | 4.182 | 4.078 | 3.948 | 3.566 |
| 101-06 | 4.406 | 4.364 | 4.336 | 4.306 | 4.257 | 4.222 | 4.166 | 4.059 | 3.927 | 3.537 |
| 101-07 | 4.394 | 4.352 | 4.323 | 4.292 | 4.243 | 4.207 | 4.150 | 4.041 | 3.906 | 3.508 |
| 101-08 | 4.383 | 4.340 | 4.311 | 4.279 | 4.229 | 4.193 | 4.134 | 4.023 | 3.885 | 3.479 |
| **WAL** | **3.08** | **2.85** | **2.71** | **2.58** | **2.39** | **2.27** | **2.10** | **1.84** | **1.58** | **1.12** |
| **Principal Window** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - May09** | **Dec04 - Mar08** |

### Class I-A Certificates - Run to balloon at the weighted average reset (month 56)

### Initial Coupon: 4.905%

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-24 | 4.562 | 4.533 | 4.512 | 4.491 | 4.456 | 4.431 | 4.391 | 4.315 | 4.225 | 3.982 |
| 100-25 | 4.551 | 4.521 | 4.500 | 4.478 | 4.442 | 4.416 | 4.375 | 4.297 | 4.204 | 3.954 |
| 100-26 | 4.540 | 4.509 | 4.487 | 4.464 | 4.428 | 4.401 | 4.359 | 4.278 | 4.183 | 3.926 |
| 100-27 | 4.528 | 4.497 | 4.474 | 4.451 | 4.413 | 4.386 | 4.343 | 4.260 | 4.162 | 3.899 |
| 100-28 | 4.517 | 4.485 | 4.462 | 4.438 | 4.399 | 4.371 | 4.327 | 4.242 | 4.141 | 3.871 |
| 100-29 | 4.506 | 4.472 | 4.449 | 4.425 | 4.385 | 4.357 | 4.310 | 4.223 | 4.121 | 3.843 |
| 100-30 | 4.495 | 4.460 | 4.436 | 4.411 | 4.371 | 4.342 | 4.294 | 4.205 | 4.100 | 3.815 |
| 100-31 | 4.484 | 4.448 | 4.424 | 4.398 | 4.356 | 4.327 | 4.278 | 4.187 | 4.079 | 3.787 |
| 101-00 | 4.473 | 4.436 | 4.411 | 4.385 | 4.342 | 4.312 | 4.262 | 4.169 | 4.058 | 3.760 |
| 101-01 | 4.461 | 4.424 | 4.399 | 4.372 | 4.328 | 4.297 | 4.246 | 4.150 | 4.037 | 3.732 |
| 101-02 | 4.450 | 4.412 | 4.386 | 4.358 | 4.314 | 4.282 | 4.230 | 4.132 | 4.017 | 3.704 |
| 101-03 | 4.439 | 4.400 | 4.373 | 4.345 | 4.300 | 4.267 | 4.214 | 4.114 | 3.996 | 3.677 |
| 101-04 | 4.428 | 4.388 | 4.361 | 4.332 | 4.285 | 4.252 | 4.198 | 4.096 | 3.975 | 3.649 |
| 101-05 | 4.417 | 4.376 | 4.348 | 4.319 | 4.271 | 4.237 | 4.182 | 4.078 | 3.954 | 3.621 |
| 101-06 | 4.406 | 4.364 | 4.336 | 4.306 | 4.257 | 4.222 | 4.166 | 4.059 | 3.933 | 3.594 |
| 101-07 | 4.394 | 4.352 | 4.323 | 4.292 | 4.243 | 4.207 | 4.150 | 4.041 | 3.913 | 3.566 |
| 101-08 | 4.383 | 4.340 | 4.311 | 4.279 | 4.229 | 4.193 | 4.134 | 4.023 | 3.892 | 3.539 |
| **WAL** | **3.08** | **2.85** | **2.71** | **2.58** | **2.39** | **2.27** | **2.10** | **1.84** | **1.60** | **1.18** |
| **Principal Window** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** | **Dec04 - Jul09** |

| | |
|---|---|
| *LIBOR_1MO | 1.840 |
| LIBOR_6MO | 2.212 |
| LIBOR_1YR | 2.509 |
| CMT_1YR | 2.236 |

## DISCOUNT MARGIN TABLES*

### Class II-A Certificates - Run to 10% call

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 42.0 | 42.0 | 42.0 | 42.0 | 42.0 | 42.0 | 42.0 | 42.0 | 42.0 | 42.0 |
| WAL | 4.81 | 4.02 | 3.62 | 3.27 | 2.85 | 2.61 | 2.31 | 1.90 | 1.58 | 1.12 |
| Principal Window | Dec04 - Aug17 | Dec04 - Aug15 | Dec04 - Aug14 | Dec04 - Sep13 | Dec04 - Aug12 | Dec04 - Dec11 | Dec04 - Mar11 | Dec04 - Feb10 | Dec04 - May09 | Dec04 - Mar08 |

### Class II-A Certificates - Run to maturity

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 44.4 | 44.6 | 44.7 | 44.8 | 44.9 | 45.1 | 45.1 | 45.3 | 45.3 | 44.9 |
| WAL | 5.19 | 4.36 | 3.93 | 3.56 | 3.10 | 2.85 | 2.52 | 2.08 | 1.73 | 1.21 |
| Principal Window | Dec04 - Dec29 | Dec04 - May27 | Dec04 - Aug25 | Dec04 - Jan24 | Dec04 - Nov21 | Dec04 - Aug20 | Dec04 - Dec18 | Dec04 - Sep16 | Dec04 - Dec14 | Dec04 - Jun12 |

### Class III-A-1 Certificates - Run to 10% call

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 40.0 | 40.0 | 40.0 | 40.0 | 40.0 | 40.0 | 40.0 | 40.0 | 40.0 | 40.0 |
| WAL | 4.78 | 4.00 | 3.60 | 3.26 | 2.84 | 2.60 | 2.30 | 1.89 | 1.58 | 1.12 |
| Principal Window | Dec04 - Aug17 | Dec04 - Aug15 | Dec04 - Aug14 | Dec04 - Sep13 | Dec04 - Aug12 | Dec04 - Dec11 | Dec04 - Mar11 | Dec04 - Feb10 | Dec04 - May09 | Dec04 - Mar08 |

### Class III-A-1 Certificates - Run to maturity

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 42.2 | 42.5 | 42.5 | 42.7 | 42.7 | 42.9 | 42.9 | 43.1 | 43.1 | 42.7 |
| WAL | 5.15 | 4.33 | 3.90 | 3.54 | 3.09 | 2.83 | 2.51 | 2.07 | 1.73 | 1.21 |
| Principal Window | Dec04 - Nov29 | Dec04 - Apr27 | Dec04 - Jul25 | Dec04 - Dec23 | Dec04 - Oct21 | Dec04 - Aug20 | Dec04 - Dec18 | Dec04 - Sep16 | Dec04 - Dec14 | Dec04 - May12 |

### Class III-A-3 Certificates - Run to 10% call

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 46.0 | 46.0 | 46.0 | 46.0 | 46.0 | 46.0 | 46.0 | 46.0 | 46.0 | 46.0 |
| WAL | 4.78 | 4.00 | 3.60 | 3.26 | 2.84 | 2.60 | 2.30 | 1.89 | 1.58 | 1.12 |
| Principal Window | Dec04 - Aug17 | Dec04 - Aug15 | Dec04 - Aug14 | Dec04 - Sep13 | Dec04 - Aug12 | Dec04 - Dec11 | Dec04 - Mar11 | Dec04 - Feb10 | Dec04 - May09 | Dec04 - Mar08 |

### Class III-A-3 Certificates - Run to maturity

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 48.5 | 48.8 | 48.9 | 49.0 | 49.1 | 49.3 | 49.3 | 49.5 | 49.6 | 49.1 |
| WAL | 5.15 | 4.33 | 3.90 | 3.54 | 3.09 | 2.83 | 2.51 | 2.07 | 1.73 | 1.21 |
| Principal Window | Dec04 - Nov29 | Dec04 - Apr27 | Dec04 - Jul25 | Dec04 - Dec23 | Dec04 - Oct21 | Dec04 - Aug20 | Dec04 - Dec18 | Dec04 - Sep16 | Dec04 - Dec14 | Dec04 - May12 |

| | |
|---|---|
| *LIBOR_1MO | 1.840 |
| LIBOR_6MO | 2.212 |
| LIBOR_1YR | 2.509 |
| CMT_1YR | 2.236 |

## DISCOUNT MARGIN TABLES* (continued)

### Class M-1 Certificates - Run to 10% call

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 60.0 | 60.0 | 60.0 | 60.0 | 60.0 | 60.0 | 60.0 | 60.0 | 60.0 | 60.0 |
| WAL | 8.46 | 7.09 | 6.39 | 5.80 | 5.13 | 4.77 | 4.38 | 3.94 | 3.73 | 3.32 |
| Principal Window | Dec08 - Aug17 | Apr08 - Aug15 | Dec07 - Aug14 | Dec07 - Sep13 | Dec07 - Aug12 | Jan08 - Dec11 | Jan08 - Mar11 | Feb08 - Feb10 | Mar08 - May09 | Mar08 - Mar08 |

### Class M-1 Certificates - Run to maturity

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 62.5 | 62.8 | 62.8 | 62.9 | 62.9 | 63.0 | 62.9 | 62.9 | 62.6 | 67.9 |
| WAL | 9.03 | 7.60 | 6.85 | 6.22 | 5.50 | 5.13 | 4.69 | 4.20 | 3.95 | 3.97 |
| Principal Window | Dec08 - Jun23 | Apr08 - Nov20 | Dec07 - May19 | Dec07 - Feb18 | Dec07 - Jun16 | Jan08 - Aug15 | Jan08 - Jun14 | Feb08 - Nov12 | Mar08 - Sep11 | May08 - Dec09 |

### Class M-2 Certificates - Run to 10% call

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 110.0 | 110.0 | 110.0 | 110.0 | 110.0 | 110.0 | 110.0 | 110.0 | 110.0 | 110.0 |
| WAL | 8.46 | 7.09 | 6.39 | 5.80 | 5.11 | 4.75 | 4.35 | 3.85 | 3.58 | 3.32 |
| Principal Window | Dec08 - Aug17 | Apr08 - Aug15 | Dec07 - Aug14 | Dec07 - Sep13 | Dec07 - Aug12 | Dec07 - Dec11 | Dec07 - Mar11 | Jan08 - Feb10 | Jan08 - May09 | Mar08 - Mar08 |

### Class M-2 Certificates - Run to maturity

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 111.1 | 111.2 | 111.2 | 111.3 | 111.3 | 111.4 | 111.3 | 111.3 | 111.1 | 111.8 |
| WAL | 8.71 | 7.32 | 6.59 | 5.98 | 5.27 | 4.90 | 4.48 | 3.97 | 3.67 | 3.45 |
| Principal Window | Dec08 - Feb20 | Apr08 - Nov17 | Dec07 - Aug16 | Dec07 - Jul15 | Dec07 - Mar14 | Dec07 - Jun13 | Dec07 - Jul12 | Jan08 - Apr11 | Jan08 - Apr10 | Mar08 - Dec08 |

### Class M-3 Certificates - Run to 10% call

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 |
| WAL | 8.28 | 6.95 | 6.25 | 5.67 | 5.00 | 4.64 | 4.23 | 3.76 | 3.46 | 3.24 |
| Principal Window | Dec08 - Aug17 | Apr08 - Aug15 | Dec07 - Aug14 | Dec07 - Sep13 | Dec07 - Aug12 | Dec07 - Dec11 | Dec07 - Mar11 | Dec07 - Feb10 | Jan08 - May09 | Jan08 - Mar08 |

### Class M-3 Certificates - Run to maturity

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 | 145.0 |
| WAL | 8.29 | 6.95 | 6.25 | 5.67 | 5.00 | 4.65 | 4.23 | 3.76 | 3.46 | 3.24 |
| Principal Window | Dec08 - Dec17 | Apr08 - Nov15 | Dec07 - Nov14 | Dec07 - Dec13 | Dec07 - Oct12 | Dec07 - Feb12 | Dec07 - May11 | Dec07 - Apr10 | Jan08 - Jun09 | Jan08 - Apr08 |

| | |
|---|---|
| *LIBOR_1MO | 1.840 |
| LIBOR_6MO | 2.212 |
| LIBOR_1YR | 2.509 |
| CMT_1YR | 2.236 |

## DISCOUNT MARGIN TABLES* (continued)

### Class M-4 Certificates – Run to 10% Call

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| WAL | 7.53 | 6.30 | 5.66 | 5.13 | 4.52 | 4.21 | 3.84 | 3.41 | 3.17 | 3.13 |
| Principal Window | Dec08 - Aug15 | Apr08 - Dec13 | Dec07 - Jan13 | Dec07 - Apr12 | Dec07 - May11 | Dec07 - Oct10 | Dec07 - Feb10 | Dec07 - Apr09 | Dec07 - Aug08 | Dec07 - Jan08 |

### Class M-4 Certificates – Run to Maturity

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 27 CPR | 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-00 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 | 190.0 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| WAL | 7.53 | 6.30 | 5.66 | 5.13 | 4.52 | 4.21 | 3.84 | 3.41 | 3.17 | 3.13 |
| Principal Window | Dec08 - Aug15 | Apr08 - Dec13 | Dec07 - Jan13 | Dec07 - Apr12 | Dec07 - May11 | Dec07 - Oct10 | Dec07 - Feb10 | Dec07 - Apr09 | Dec07 - Aug08 | Dec07 - Jan08 |

| | |
|---|---|
| *LIBOR_1MO | 1.840 |
| LIBOR_6MO | 2.212 |
| LIBOR_1YR | 2.509 |
| CMT_1YR | 2.236 |

## NET FUNDS CAP *

### Group II Net Funds Cap (applicable to the Group II Certificates)

| Period | Distribution Date | Day Count | Net Funds Cap 30/360 (%) | Net Funds Cap Act/360** (%) | Period | Distribution Date | Day Count | Net Funds Cap 30/360 (%) | Net Funds Cap Act/360** (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1 | 25-Dec-04 | 25 | 6.35 | 7.61 | 37 | 25-Dec-07 | 30 | 10.02 | 10.02 |
| 2 | 25-Jan-05 | 31 | 6.35 | 6.14 | 38 | 25-Jan-08 | 31 | 10.02 | 9.69 |
| 3 | 25-Feb-05 | 31 | 6.35 | 6.14 | 39 | 25-Feb-08 | 31 | 10.03 | 9.71 |
| 4 | 25-Mar-05 | 28 | 6.35 | 6.80 | 40 | 25-Mar-08 | 29 | 10.29 | 10.64 |
| 5 | 25-Apr-05 | 31 | 6.35 | 6.14 | 41 | 25-Apr-08 | 31 | 10.42 | 10.08 |
| 6 | 25-May-05 | 30 | 6.35 | 6.35 | 42 | 25-May-08 | 30 | 10.42 | 10.42 |
| 7 | 25-Jun-05 | 31 | 6.35 | 6.14 | 43 | 25-Jun-08 | 31 | 10.42 | 10.08 |
| 8 | 25-Jul-05 | 30 | 6.35 | 6.35 | 44 | 25-Jul-08 | 30 | 10.43 | 10.43 |
| 9 | 25-Aug-05 | 31 | 6.35 | 6.14 | 45 | 25-Aug-08 | 31 | 10.43 | 10.10 |
| 10 | 25-Sep-05 | 31 | 6.35 | 6.14 | 46 | 25-Sep-08 | 31 | 10.56 | 10.22 |
| 11 | 25-Oct-05 | 30 | 6.35 | 6.35 | 47 | 25-Oct-08 | 30 | 10.65 | 10.65 |
| 12 | 25-Nov-05 | 31 | 6.35 | 6.14 | 48 | 25-Nov-08 | 31 | 10.65 | 10.31 |
| 13 | 25-Dec-05 | 30 | 6.35 | 6.35 | 49 | 25-Dec-08 | 30 | 10.65 | 10.65 |
| 14 | 25-Jan-06 | 31 | 6.35 | 6.14 | 50 | 25-Jan-09 | 31 | 10.65 | 10.31 |
| 15 | 25-Feb-06 | 31 | 6.35 | 6.14 | 51 | 25-Feb-09 | 31 | 10.65 | 10.31 |
| 16 | 25-Mar-06 | 28 | 6.35 | 6.80 | 52 | 25-Mar-09 | 28 | 10.73 | 11.49 |
| 17 | 25-Apr-06 | 31 | 6.35 | 6.14 | 53 | 25-Apr-09 | 31 | 10.75 | 10.41 |
| 18 | 25-May-06 | 30 | 6.35 | 6.35 | 54 | 25-May-09 | 30 | 10.75 | 10.75 |
| 19 | 25-Jun-06 | 31 | 6.36 | 6.15 | 55 | 25-Jun-09 | 31 | 10.75 | 10.41 |
| 20 | 25-Jul-06 | 30 | 6.36 | 6.36 | 56 | 25-Jul-09 | 30 | 10.75 | 10.75 |
| 21 | 25-Aug-06 | 31 | 6.44 | 6.24 | 57 | 25-Aug-09 | 31 | 10.81 | 10.46 |
| 22 | 25-Sep-06 | 31 | 7.21 | 6.98 | 58 | 25-Sep-09 | 31 | 11.36 | 10.99 |
| 23 | 25-Oct-06 | 30 | 8.07 | 8.07 | 59 | 25-Oct-09 | 30 | 11.76 | 11.76 |
| 24 | 25-Nov-06 | 31 | 8.22 | 7.96 | 60 | 25-Nov-09 | 31 | 11.80 | 11.42 |
| 25 | 25-Dec-06 | 30 | 8.22 | 8.22 | 61 | 25-Dec-09 | 30 | 11.80 | 11.80 |
| 26 | 25-Jan-07 | 31 | 8.22 | 7.96 | 62 | 25-Jan-10 | 31 | 11.80 | 11.42 |
| 27 | 25-Feb-07 | 31 | 8.24 | 7.98 | 63 | 25-Feb-10 | 31 | 11.80 | 11.42 |
| 28 | 25-Mar-07 | 28 | 8.47 | 9.07 | 64 | 25-Mar-10 | 28 | 11.81 | 12.65 |
| 29 | 25-Apr-07 | 31 | 8.67 | 8.39 | 65 | 25-Apr-10 | 31 | 11.81 | 11.43 |
| 30 | 25-May-07 | 30 | 8.70 | 8.70 | 66 | 25-May-10 | 30 | 11.81 | 11.81 |
| 31 | 25-Jun-07 | 31 | 8.70 | 8.42 | 67 | 25-Jun-10 | 31 | 11.81 | 11.43 |
| 32 | 25-Jul-07 | 30 | 8.72 | 8.72 | 68 | 25-Jul-10 | 30 | 11.81 | 11.81 |
| 33 | 25-Aug-07 | 31 | 8.75 | 8.47 | 69 | 25-Aug-10 | 31 | 11.81 | 11.43 |
| 34 | 25-Sep-07 | 31 | 9.50 | 9.19 | 70 | 25-Sep-10 | 31 | 11.81 | 11.43 |
| 35 | 25-Oct-07 | 30 | 9.98 | 9.98 | 71 | 25-Oct-10 | 30 | 11.81 | 11.81 |
| 36 | 25-Nov-07 | 31 | 10.01 | 9.69 | 72 | 25-Nov-10 | 31 | 11.81 | 11.43*** |

*Assumes each underlying collateral index remains constant at 20.00% beginning in period two and pricing speed of 25.00% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.43%.

## NET FUNDS CAP *

### Group III Net Funds Cap (applicable to the Group III Certificates)

| Period | Distribution Date | Day Count | Net Funds Cap 30/360 (%) | Net Funds Cap Act/360** (%) | Period | Distribution Date | Day Count | Net Funds Cap 30/360 (%) | Net Funds Cap Act/360** (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1 | 25-Dec-04 | 25 | 6.40 | 7.68 | 37 | 25-Dec-07 | 30 | 10.15 | 10.15 |
| 2 | 25-Jan-05 | 31 | 6.40 | 6.20 | 38 | 25-Jan-08 | 31 | 10.16 | 9.83 |
| 3 | 25-Feb-05 | 31 | 6.40 | 6.20 | 39 | 25-Feb-08 | 31 | 10.17 | 9.84 |
| 4 | 25-Mar-05 | 28 | 6.40 | 6.86 | 40 | 25-Mar-08 | 29 | 10.34 | 10.70 |
| 5 | 25-Apr-05 | 31 | 6.40 | 6.20 | 41 | 25-Apr-08 | 31 | 10.50 | 10.16 |
| 6 | 25-May-05 | 30 | 6.40 | 6.40 | 42 | 25-May-08 | 30 | 10.52 | 10.52 |
| 7 | 25-Jun-05 | 31 | 6.40 | 6.20 | 43 | 25-Jun-08 | 31 | 10.52 | 10.18 |
| 8 | 25-Jul-05 | 30 | 6.40 | 6.40 | 44 | 25-Jul-08 | 30 | 10.52 | 10.52 |
| 9 | 25-Aug-05 | 31 | 6.40 | 6.20 | 45 | 25-Aug-08 | 31 | 10.54 | 10.20 |
| 10 | 25-Sep-05 | 31 | 6.40 | 6.20 | 46 | 25-Sep-08 | 31 | 10.62 | 10.28 |
| 11 | 25-Oct-05 | 30 | 6.40 | 6.40 | 47 | 25-Oct-08 | 30 | 10.68 | 10.68 |
| 12 | 25-Nov-05 | 31 | 6.40 | 6.20 | 48 | 25-Nov-08 | 31 | 10.68 | 10.34 |
| 13 | 25-Dec-05 | 30 | 6.40 | 6.40 | 49 | 25-Dec-08 | 30 | 10.68 | 10.68 |
| 14 | 25-Jan-06 | 31 | 6.40 | 6.20 | 50 | 25-Jan-09 | 31 | 10.68 | 10.34 |
| 15 | 25-Feb-06 | 31 | 6.40 | 6.20 | 51 | 25-Feb-09 | 31 | 10.68 | 10.34 |
| 16 | 25-Mar-06 | 28 | 6.40 | 6.86 | 52 | 25-Mar-09 | 28 | 10.69 | 11.46 |
| 17 | 25-Apr-06 | 31 | 6.40 | 6.20 | 53 | 25-Apr-09 | 31 | 10.70 | 10.36 |
| 18 | 25-May-06 | 30 | 6.41 | 6.41 | 54 | 25-May-09 | 30 | 10.70 | 10.70 |
| 19 | 25-Jun-06 | 31 | 6.41 | 6.21 | 55 | 25-Jun-09 | 31 | 10.71 | 10.37 |
| 20 | 25-Jul-06 | 30 | 6.43 | 6.43 | 56 | 25-Jul-09 | 30 | 10.73 | 10.73 |
| 21 | 25-Aug-06 | 31 | 6.53 | 6.31 | 57 | 25-Aug-09 | 31 | 10.85 | 10.50 |
| 22 | 25-Sep-06 | 31 | 7.29 | 7.06 | 58 | 25-Sep-09 | 31 | 11.36 | 10.99 |
| 23 | 25-Oct-06 | 30 | 8.30 | 8.30 | 59 | 25-Oct-09 | 30 | 11.67 | 11.67 |
| 24 | 25-Nov-06 | 31 | 8.51 | 8.24 | 60 | 25-Nov-09 | 31 | 11.68 | 11.31 |
| 25 | 25-Dec-06 | 30 | 8.51 | 8.51 | 61 | 25-Dec-09 | 30 | 11.68 | 11.68 |
| 26 | 25-Jan-07 | 31 | 8.51 | 8.24 | 62 | 25-Jan-10 | 31 | 11.68 | 11.31 |
| 27 | 25-Feb-07 | 31 | 8.54 | 8.26 | 63 | 25-Feb-10 | 31 | 11.68 | 11.31 |
| 28 | 25-Mar-07 | 28 | 8.78 | 9.40 | 64 | 25-Mar-10 | 28 | 11.68 | 12.52 |
| 29 | 25-Apr-07 | 31 | 9.03 | 8.74 | 65 | 25-Apr-10 | 31 | 11.68 | 11.31 |
| 30 | 25-May-07 | 30 | 9.08 | 9.08 | 66 | 25-May-10 | 30 | 11.68 | 11.68 |
| 31 | 25-Jun-07 | 31 | 9.09 | 8.79 | 67 | 25-Jun-10 | 31 | 11.68 | 11.31 |
| 32 | 25-Jul-07 | 30 | 9.12 | 9.12 | 68 | 25-Jul-10 | 30 | 11.68 | 11.68 |
| 33 | 25-Aug-07 | 31 | 9.17 | 8.88 | 69 | 25-Aug-10 | 31 | 11.68 | 11.31 |
| 34 | 25-Sep-07 | 31 | 9.66 | 9.35 | 70 | 25-Sep-10 | 31 | 11.68 | 11.31 |
| 35 | 25-Oct-07 | 30 | 10.11 | 10.11 | 71 | 25-Oct-10 | 30 | 11.68 | 11.68 |
| 36 | 25-Nov-07 | 31 | 10.15 | 9.83 | 72 | 25-Nov-10 | 31 | 11.68 | 11.31*** |

*Assumes each underlying collateral index remains constant at 20.00% beginning in period two and pricing speed of 25.00% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.31%.

## NET FUNDS CAP *

### Subordinate Net Funds Cap (applicable to the Subordinate Certificates)

| Period | Distribution Date | Day Count | Net Funds Cap 30/360 (%) | Net Funds Cap Act/360** (%) | Period | Distribution Date | Day Count | Net Funds Cap 30/360 (%) | Net Funds Cap Act/360** (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1 | 25-Dec-04 | 25 | 6.12 | 7.34 | 37 | 25-Dec-07 | 30 | 9.16 | 9.16 |
| 2 | 25-Jan-05 | 31 | 6.12 | 5.92 | 38 | 25-Jan-08 | 31 | 9.17 | 8.87 |
| 3 | 25-Feb-05 | 31 | 6.12 | 5.92 | 39 | 25-Feb-08 | 31 | 9.18 | 8.88 |
| 4 | 25-Mar-05 | 28 | 6.12 | 6.55 | 40 | 25-Mar-08 | 29 | 9.33 | 9.65 |
| 5 | 25-Apr-05 | 31 | 6.12 | 5.92 | 41 | 25-Apr-08 | 31 | 9.46 | 9.15 |
| 6 | 25-May-05 | 30 | 6.12 | 6.12 | 42 | 25-May-08 | 30 | 9.47 | 9.47 |
| 7 | 25-Jun-05 | 31 | 6.12 | 5.92 | 43 | 25-Jun-08 | 31 | 9.47 | 9.16 |
| 8 | 25-Jul-05 | 30 | 6.12 | 6.12 | 44 | 25-Jul-08 | 30 | 9.47 | 9.47 |
| 9 | 25-Aug-05 | 31 | 6.12 | 5.92 | 45 | 25-Aug-08 | 31 | 9.48 | 9.18 |
| 10 | 25-Sep-05 | 31 | 6.12 | 5.92 | 46 | 25-Sep-08 | 31 | 9.56 | 9.25 |
| 11 | 25-Oct-05 | 30 | 6.12 | 6.12 | 47 | 25-Oct-08 | 30 | 9.62 | 9.62 |
| 12 | 25-Nov-05 | 31 | 6.12 | 5.92 | 48 | 25-Nov-08 | 31 | 9.62 | 9.31 |
| 13 | 25-Dec-05 | 30 | 6.12 | 6.12 | 49 | 25-Dec-08 | 30 | 9.62 | 9.62 |
| 14 | 25-Jan-06 | 31 | 6.12 | 5.92 | 50 | 25-Jan-09 | 31 | 9.62 | 9.31 |
| 15 | 25-Feb-06 | 31 | 6.12 | 5.92 | 51 | 25-Feb-09 | 31 | 9.62 | 9.31 |
| 16 | 25-Mar-06 | 28 | 6.12 | 6.55 | 52 | 25-Mar-09 | 28 | 9.64 | 10.33 |
| 17 | 25-Apr-06 | 31 | 6.12 | 5.92 | 53 | 25-Apr-09 | 31 | 9.65 | 9.34 |
| 18 | 25-May-06 | 30 | 6.12 | 6.12 | 54 | 25-May-09 | 30 | 9.69 | 9.69 |
| 19 | 25-Jun-06 | 31 | 6.13 | 5.93 | 55 | 25-Jun-09 | 31 | 9.76 | 9.44 |
| 20 | 25-Jul-06 | 30 | 6.14 | 6.14 | 56 | 25-Jul-09 | 30 | 10.06 | 10.06 |
| 21 | 25-Aug-06 | 31 | 6.21 | 6.01 | 57 | 25-Aug-09 | 31 | 10.35 | 10.01 |
| 22 | 25-Sep-06 | 31 | 6.84 | 6.62 | 58 | 25-Sep-09 | 31 | 10.92 | 10.57 |
| 23 | 25-Oct-06 | 30 | 7.63 | 7.63 | 59 | 25-Oct-09 | 30 | 11.36 | 11.36 |
| 24 | 25-Nov-06 | 31 | 7.79 | 7.54 | 60 | 25-Nov-09 | 31 | 11.40 | 11.03 |
| 25 | 25-Dec-06 | 30 | 7.79 | 7.79 | 61 | 25-Dec-09 | 30 | 11.40 | 11.40 |
| 26 | 25-Jan-07 | 31 | 7.79 | 7.54 | 62 | 25-Jan-10 | 31 | 11.40 | 11.03 |
| 27 | 25-Feb-07 | 31 | 7.81 | 7.56 | 63 | 25-Feb-10 | 31 | 11.40 | 11.03 |
| 28 | 25-Mar-07 | 28 | 8.00 | 8.57 | 64 | 25-Mar-10 | 28 | 11.40 | 12.21 |
| 29 | 25-Apr-07 | 31 | 8.20 | 7.93 | 65 | 25-Apr-10 | 31 | 11.40 | 11.03 |
| 30 | 25-May-07 | 30 | 8.24 | 8.24 | 66 | 25-May-10 | 30 | 11.40 | 11.40 |
| 31 | 25-Jun-07 | 31 | 8.24 | 7.98 | 67 | 25-Jun-10 | 31 | 11.40 | 11.04 |
| 32 | 25-Jul-07 | 30 | 8.26 | 8.26 | 68 | 25-Jul-10 | 30 | 11.41 | 11.41 |
| 33 | 25-Aug-07 | 31 | 8.30 | 8.04 | 69 | 25-Aug-10 | 31 | 11.41 | 11.04 |
| 34 | 25-Sep-07 | 31 | 8.75 | 8.47 | 70 | 25-Sep-10 | 31 | 11.41 | 11.05 |
| 35 | 25-Oct-07 | 30 | 9.13 | 9.13 | 71 | 25-Oct-10 | 30 | 11.42 | 11.42 |
| 36 | 25-Nov-07 | 31 | 9.16 | 8.87 | 72 | 25-Nov-10 | 31 | 11.42 | 11.05*** |

*Assumes each underlying collateral index remains constant at 20.00% beginning in period two and pricing speed of 25.00% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.05%.

## COLLATERAL DETAILS – GROUPS I, II & III

# Mortgage Programs

### GROUP I

| Program | Percentage by Aggregate Cut-off Date Principal Balances | Cut-off Date Principal Balance | Current Mortgage Rate | Months to Next Rate Adjustment Date | Gross Margin | First Periodic Rate Cap | Subsequent Periodic Rate Cap | Lifetime Rate Cap |
|---|---|---|---|---|---|---|---|---|
| 5/1 CMT.......... | 0.48% | $351,500.00 | 5.375% | 57 | 2.750% | 2.000% | 2.000% | 6.000% |
| 5/1 LIBOR........ | 8.95% | $6,586,212.96 | 5.447% | 56 | 2.366% | 4.166% | 2.000% | 5.210% |
| 5/6 LIBOR........ | 90.57% | $66,671,401.57 | 5.511% | 56 | 2.533% | 5.185% | 1.175% | 5.246% |
| Total:............. | 100.00% | $73,609,114.53 | 5.505% | 56 | 2.519% | 5.079% | 1.253% | 5.247% |

### GROUP II

| Program | Percentage by Aggregate Cut-off Date Principal Balances | Cut-off Date Principal Balance | Current Mortgage Rate | Months to Next Rate Adjustment Date | Gross Margin | First Periodic Rate Cap | Subsequent Periodic Rate Cap | Lifetime Rate Cap |
|---|---|---|---|---|---|---|---|---|
| 2/6 LIBOR........ | 55.57% | $45,874,615.67 | 6.685% | 22 | 3.737% | 3.374% | 1.000% | 5.524% |
| 3/1 LIBOR........ | 1.77% | $1,461,952.02 | 5.987% | 33 | 3.096% | 2.309% | 2.000% | 5.691% |
| 3/6 LIBOR........ | 22.79% | $18,818,376.33 | 6.170% | 33 | 2.958% | 3.457% | 1.152% | 5.546% |
| 5/1 LIBOR........ | 1.71% | $1,415,727.29 | 6.871% | 57 | 2.610% | 5.000% | 2.000% | 5.000% |
| 5/6 LIBOR........ | 18.15% | $14,984,310.38 | 6.893% | 57 | 3.107% | 5.147% | 1.089% | 5.170% |
| Total:............. | 100.00% | $82,554,981.69 | 6.596% | 32 | 3.414% | 3.724% | 1.086% | 5.459% |

### GROUP III

| Program | Percentage by Aggregate Cut-off Date Principal Balances | Cut-off Date Principal Balance | Current Mortgage Rate | Months to Next Rate Adjustment Date | Gross Margin | First Periodic Rate Cap | Subsequent Periodic Rate Cap | Lifetime Rate Cap |
|---|---|---|---|---|---|---|---|---|
| 2/6 LIBOR........ | 64.13% | $157,291,647.58 | 6.741% | 22 | 3.841% | 3.280% | 1.007% | 5.377% |
| 3/1 LIBOR........ | 1.79% | $4,396,288.41 | 6.229% | 33 | 2.568% | 2.988% | 2.000% | 5.257% |
| 3/6 LIBOR........ | 14.63% | $35,886,601.55 | 6.324% | 33 | 2.629% | 3.198% | 1.049% | 5.158% |
| 5/1 LIBOR........ | 3.37% | $8,258,940.00 | 6.528% | 57 | 2.355% | 5.000% | 1.978% | 5.000% |
| 5/6 LIBOR........ | 16.08% | $39,439,991.19 | 6.673% | 57 | 2.711% | 5.034% | 1.039% | 5.057% |
| Total:............. | 100.00% | $245,273,468.72 | 6.653% | 30 | 3.409% | 3.603% | 1.069% | 5.279% |

## GROUPS I-III

| Program | Percentage by Aggregate Cut-off Date Principal Balances | Cut-off Date Principal Balance | Current Mortgage Rate | Months to Next Rate Adjustment Date | Gross Margin | First Periodic Rate Cap | Subsequent Periodic Rate Cap | Lifetime Rate Cap |
|---|---|---|---|---|---|---|---|---|
| 2/6 LIBOR........ | 50.61% | $203,166,263.24 | 6.728% | 22 | 3.817% | 3.301% | 1.005% | 5.410% |
| 3/1 LIBOR........ | 1.46% | $5,858,240.43 | 6.168% | 33 | 2.700% | 2.819% | 2.000% | 5.365% |
| 3/6 LIBOR........ | 13.63% | $54,704,977.88 | 6.271% | 33 | 2.742% | 3.287% | 1.084% | 5.292% |
| 5/1 CMT.......... | 0.09% | $351,500.00 | 5.375% | 57 | 2.750% | 2.000% | 2.000% | 6.000% |
| 5/1 LIBOR........ | 4.05% | $16,260,880.24 | 6.120% | 56 | 2.382% | 4.662% | 1.989% | 5.085% |
| 5/6 LIBOR........ | 30.17% | $121,095,703.15 | 6.061% | 57 | 2.662% | 5.131% | 1.120% | 5.175% |
| **Total:..............** | **100.00%** | **$401,437,564.94** | **6.430%** | **35** | **3.247%** | **3.898%** | **1.106%** | **5.310%** |

*Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.*

## Current Mortgage Rates

| Range of Current Mortgage Rates (%) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 4.001 - 4.250.................... | 0.00 | 0.00 | 0.05 | 0.03 |
| 4.251 - 4.500.................... | 2.92 | 2.91 | 0.00 | 1.13 |
| 4.501 - 4.750.................... | 4.33 | 0.54 | 0.21 | 1.03 |
| 4.751 - 5.000.................... | 6.79 | 2.47 | 0.59 | 2.11 |
| 5.001 - 5.250.................... | 8.57 | 1.97 | 1.63 | 2.97 |
| 5.251 - 5.500.................... | 27.85 | 2.54 | 2.56 | 7.20 |
| 5.501 - 5.750.................... | 23.03 | 4.40 | 5.59 | 8.54 |
| 5.751 - 6.000.................... | 26.51 | 6.42 | 10.13 | 12.37 |
| 6.001 - 6.250.................... | 0.00 | 11.89 | 12.62 | 10.16 |
| 6.251 - 6.500.................... | 0.00 | 14.04 | 16.24 | 12.81 |
| 6.501 - 6.750.................... | 0.00 | 10.36 | 12.60 | 9.83 |
| 6.751 - 7.000.................... | 0.00 | 16.46 | 12.19 | 10.83 |
| 7.001 - 7.250.................... | 0.00 | 8.04 | 7.60 | 6.30 |
| 7.251 - 7.500.................... | 0.00 | 7.14 | 6.98 | 5.73 |
| 7.501 - 7.750.................... | 0.00 | 6.12 | 4.61 | 4.08 |
| 7.751 - 8.000.................... | 0.00 | 1.28 | 2.89 | 2.03 |
| 8.001 - 8.250.................... | 0.00 | 0.93 | 1.23 | 0.94 |
| 8.251 - 8.500.................... | 0.00 | 1.75 | 1.17 | 1.08 |
| 8.501 - 8.750.................... | 0.00 | 0.00 | 0.76 | 0.46 |
| 8.751 - 9.000.................... | 0.00 | 0.72 | 0.30 | 0.33 |
| 9.001 - 9.250.................... | 0.00 | 0.00 | 0.05 | 0.03 |
| **Total:...........................** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum:......................... | 4.375 | 4.375 | 4.125 | 4.125 |
| Maximum:........................ | 5.875 | 9.000 | 9.250 | 9.250 |
| Weighted Average:.............. | 5.505 | 6.596 | 6.653 | 6.430 |

## Current Net Mortgage Rates

| Range of Net Current Mortgage Rates (%) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 3.751 - 4.000.................... | 0.00 | 0.00 | 0.05 | 0.03 |
| 4.001 - 4.250.................... | 2.92 | 2.91 | 0.00 | 1.13 |
| 4.251 - 4.500.................... | 4.33 | 0.54 | 0.21 | 1.03 |
| 4.501 - 4.750.................... | 6.79 | 2.47 | 0.59 | 2.11 |
| 4.751 - 5.000.................... | 8.57 | 1.97 | 1.63 | 2.97 |
| 5.001 - 5.250.................... | 27.85 | 2.54 | 2.56 | 7.20 |
| 5.251 - 5.500.................... | 23.03 | 4.40 | 5.59 | 8.54 |
| 5.501 - 5.750.................... | 26.51 | 6.42 | 10.13 | 12.37 |
| 5.751 - 6.000.................... | 0.00 | 11.89 | 12.62 | 10.16 |
| 6.001 - 6.250.................... | 0.00 | 14.04 | 16.24 | 12.81 |
| 6.251 - 6.500.................... | 0.00 | 10.36 | 12.60 | 9.83 |
| 6.501 - 6.750.................... | 0.00 | 16.46 | 12.19 | 10.83 |
| 6.751 - 7.000.................... | 0.00 | 8.04 | 7.60 | 6.30 |
| 7.001 - 7.250.................... | 0.00 | 7.14 | 6.98 | 5.73 |
| 7.251 - 7.500.................... | 0.00 | 6.12 | 4.61 | 4.08 |
| 7.501 - 7.750.................... | 0.00 | 1.28 | 2.89 | 2.03 |
| 7.751 - 8.000.................... | 0.00 | 0.93 | 1.23 | 0.94 |
| 8.001 - 8.250.................... | 0.00 | 1.75 | 1.17 | 1.08 |
| 8.251 - 8.500.................... | 0.00 | 0.00 | 0.76 | 0.46 |
| 8.501 - 8.750.................... | 0.00 | 0.72 | 0.30 | 0.33 |
| 8.751 - 9.000.................... | 0.00 | 0.00 | 0.05 | 0.03 |
| **Total:.............................** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum:........................ | 4.125 | 4.125 | 3.875 | 3.875 |
| Maximum:........................ | 5.625 | 8.750 | 9.000 | 9.000 |
| Weighted Average:............. | 5.255 | 6.346 | 6.403 | 6.180 |

## Principal Balances at Origination

| Range of Principal Balance at Origination ($) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 25,000.01 - 50,000.00.......... | 0.12 | 0.00 | 0.28 | 0.20 |
| 50,000.01 - 75,000.00.......... | 0.45 | 0.00 | 1.37 | 0.92 |
| 75,000.01 - 100,000.00........ | 1.05 | 0.00 | 3.84 | 2.54 |
| 100,000.01 - 125,000.00...... | 3.56 | 0.00 | 7.39 | 5.17 |
| 125,000.01 - 150,000.00...... | 5.65 | 0.00 | 8.97 | 6.52 |
| 150,000.01 - 175,000.00...... | 7.32 | 0.00 | 8.67 | 6.64 |
| 175,000.01 - 200,000.00...... | 5.85 | 0.00 | 11.83 | 8.30 |
| 200,000.01 - 225,000.00...... | 8.10 | 0.00 | 8.74 | 6.82 |
| 225,000.01 - 250,000.00...... | 7.45 | 0.00 | 8.89 | 6.80 |
| 250,000.01 - 275,000.00...... | 6.06 | 0.00 | 9.43 | 6.87 |
| 275,000.01 - 350,000.00...... | 22.20 | 5.79 | 22.65 | 19.10 |
| 350,000.01 - 450,000.00...... | 12.51 | 35.02 | 6.33 | 13.36 |
| 450,000.01 - 550,000.00...... | 4.64 | 18.49 | 1.62 | 5.64 |
| 550,000.01 - 650,000.00...... | 5.73 | 20.54 | 0.00 | 5.28 |
| 650,000.01 - 750,000.00...... | 0.98 | 5.09 | 0.00 | 1.23 |
| 750,000.01 - 850,000.00...... | 0.00 | 5.83 | 0.00 | 1.20 |
| 850,000.01 - 950,000.00...... | 0.00 | 4.44 | 0.00 | 0.91 |
| ≥950,000.01..................... | 8.33 | 4.78 | 0.00 | 2.51 |
| **Total:...........................** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum:....................... | 42,000.00 | 333,900.00 | 37,600.00 | 37,600.00 |
| Maximum:...................... | 1,500,000.00 | 1,000,000.00 | 520,000.00 | 1,500,000.00 |
| Weighted Average:............. | 255,337.54 | 491,560.05 | 190,509.91 | 230,244.41 |

## Cut-off Date Principal Balances

| Range of Cut-off Date Principal Balance ($) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 25,000.01 - 50,000.00.......... | 0.12 | 0.00 | 0.28 | 0.20 |
| 50,000.01 - 75,000.00.......... | 0.45 | 0.00 | 1.37 | 0.92 |
| 75,000.01 - 100,000.00........ | 1.05 | 0.00 | 3.80 | 2.52 |
| 100,000.01 - 125,000.00....... | 3.56 | 0.00 | 7.43 | 5.19 |
| 125,000.01 - 150,000.00....... | 5.65 | 0.00 | 8.97 | 6.52 |
| 150,000.01 - 175,000.00....... | 7.32 | 0.00 | 8.60 | 6.60 |
| 175,000.01 - 200,000.00....... | 5.85 | 0.00 | 11.82 | 8.29 |
| 200,000.01 - 225,000.00....... | 8.10 | 0.00 | 8.73 | 6.82 |
| 225,000.01 - 250,000.00....... | 7.11 | 0.00 | 8.98 | 6.79 |
| 250,000.01 - 275,000.00....... | 6.40 | 0.00 | 9.43 | 6.93 |
| 275,000.01 - 350,000.00....... | 22.20 | 5.79 | 22.79 | 19.19 |
| 350,000.01 - 450,000.00....... | 12.51 | 35.02 | 6.18 | 13.27 |
| 450,000.01 - 550,000.00....... | 4.64 | 18.49 | 1.62 | 5.64 |
| 550,000.01 - 650,000.00....... | 5.73 | 20.54 | 0.00 | 5.28 |
| 650,000.01 - 750,000.00....... | 0.98 | 5.09 | 0.00 | 1.23 |
| 750,000.01 - 850,000.00....... | 0.00 | 5.83 | 0.00 | 1.20 |
| 850,000.01 - 950,000.00....... | 0.00 | 4.44 | 0.00 | 0.91 |
| ≥950,000.01..................... | 8.33 | 4.78 | 0.00 | 2.51 |
| **Total:...........................** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum:....................... | 41,870.90 | 333,567.60 | 37,600.00 | 37,600.00 |
| Maximum:....................... | 1,442,500.00 | 999,998.33 | 519,604.32 | 1,442,500.00 |
| Weighted Average:............ | 253,824.53 | 491,398.70 | 190,429.71 | 229,918.42 |

## Original Terms

| Range of Original Terms (months) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 360.............................. | 100.00 | 100.00 | 100.00 | 100.00 |
| **Total:...........................** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum:....................... | 360 | 360 | 360 | 360 |
| Maximum:....................... | 360 | 360 | 360 | 360 |
| Weighted Average:............. | 360 | 360 | 360 | 360 |

## Stated Remaining Terms

| Range of Stated Remaining Terms (months) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 300-360 | 100.00 | 100.00 | 100.00 | 100.00 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum: | 353 | 354 | 323 | 323 |
| Maximum: | 359 | 359 | 359 | 359 |
| Weighted Average: | 356 | 357 | 357 | 357 |

## Months Since Origination

| Months Since Origination | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 1 | 2.13 | 5.14 | 5.98 | 5.10 |
| 2 | 17.87 | 40.51 | 42.30 | 37.45 |
| 3 | 16.49 | 49.29 | 42.97 | 39.41 |
| 4-6 | 59.58 | 5.06 | 8.24 | 17.00 |
| 7-9 | 3.93 | 0.00 | 0.45 | 1.00 |
| ≥13 | 0.00 | 0.00 | 0.06 | 0.04 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum: | 1 | 1 | 1 | 1 |
| Maximum: | 7 | 6 | 37 | 37 |
| Weighted Average: | 4 | 3 | 3 | 3 |

## Original Interest Only Term

| Original Interest Only Term (months) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 0 | 38.43 | 37.11 | 47.66 | 43.80 |
| 6 | 0.23 | 0.81 | 0.00 | 0.21 |
| 24 | 0.00 | 22.09 | 23.93 | 19.17 |
| 36 | 0.00 | 13.61 | 9.09 | 8.35 |
| 60 | 36.68 | 13.61 | 13.75 | 17.92 |
| 120 | 24.67 | 12.77 | 5.57 | 10.55 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum: | 0 | 0 | 0 | 0 |
| Maximum: | 120 | 120 | 120 | 120 |
| Weighted Average: | 84 | 54 | 46 | 55 |

## Prepay Penalty Original Terms

| Prepay Penalty Original Term (months) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 0 | 86.94 | 55.98 | 64.56 | 66.90 |
| 6 | 0.42 | 5.57 | 1.27 | 2.00 |
| 12 | 3.32 | 12.30 | 3.28 | 5.14 |
| 24 | 2.69 | 16.78 | 28.10 | 21.11 |
| 30 | 0.22 | 0.00 | 0.00 | 0.04 |
| 36 | 4.11 | 8.89 | 2.52 | 4.12 |
| 60 | 2.30 | 0.47 | 0.27 | 0.68 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum: | 0 | 0 | 0 | 0 |
| Maximum: | 60 | 60 | 60 | 60 |
| Weighted Average: | 31 | 21 | 23 | 23 |

## Credit Scores

| Range of Credit Scores | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| NO FICO | 0.00 | 0.00 | 0.09 | 0.05 |
| 1 - 580 | 0.00 | 0.00 | 0.17 | 0.10 |
| 601 - 620 | 0.48 | 2.91 | 1.74 | 1.75 |
| 621 - 640 | 4.19 | 7.73 | 9.14 | 7.95 |
| 641 - 660 | 6.00 | 17.89 | 10.66 | 11.29 |
| 661 - 680 | 9.77 | 12.40 | 18.66 | 15.74 |
| 681 - 700 | 17.52 | 24.21 | 16.12 | 18.04 |
| 701 - 720 | 18.43 | 12.35 | 14.18 | 14.58 |
| 721 - 740 | 12.96 | 8.49 | 11.36 | 11.07 |
| 741 - 760 | 14.14 | 7.29 | 8.48 | 9.28 |
| 761 - 780 | 10.38 | 2.86 | 6.07 | 6.20 |
| 781 - 800 | 5.32 | 3.86 | 2.99 | 3.60 |
| 801 - 820 | 0.81 | 0.00 | 0.34 | 0.36 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum: | 611 | 620 | 527 | 527 |
| Maximum: | 803 | 799 | 811 | 811 |
| Non-zero Weighted Average: | 715 | 690 | 696 | 698 |

## Original Loan-to-Value Ratios

| Range of Original LTV (%) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| ≤50.000 | 5.31 | 1.51 | 1.21 | 2.02 |
| 50.01 - 55.00 | 6.20 | 0.00 | 0.91 | 1.69 |
| 55.01 - 60.00 | 5.78 | 1.27 | 1.07 | 1.97 |
| 60.01 - 65.00 | 5.66 | 2.00 | 1.59 | 2.42 |
| 65.01 - 70.00 | 11.33 | 18.68 | 9.31 | 11.61 |
| 70.01 - 75.00 | 8.60 | 8.53 | 8.44 | 8.49 |
| 75.01 - 80.00 | 48.79 | 54.58 | 62.54 | 58.38 |
| 80.01 - 85.00 | 3.30 | 0.95 | 1.22 | 1.54 |
| 85.01 - 90.00 | 3.77 | 8.61 | 6.66 | 6.53 |
| 90.01 - 95.00 | 1.27 | 3.86 | 7.06 | 5.34 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum: | 23.92 | 43.75 | 18.84 | 18.84 |
| Maximum: | 95.00 | 95.00 | 95.00 | 95.00 |
| Weighted Average: | 72.87 | 77.77 | 79.00 | 77.60 |

## Documentation Type

| Documentation Type | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| Full (I-A) | 33.47 | 7.82 | 20.34 | 20.17 |
| Reduced with VOA (A-SI) | 28.68 | 43.03 | 31.59 | 33.40 |
| Reduced with VOI (I-NA) | 0.00 | 0.47 | 0.49 | 0.39 |
| No Ratio (A-NI) | 16.36 | 20.95 | 18.63 | 18.69 |
| None (NI-NA) | 15.90 | 16.44 | 19.29 | 18.08 |
| Stated/Stated with Vvoe (S-S) | 5.60 | 11.30 | 9.66 | 9.25 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Loan Purpose

| Loan Purpose | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| Purchase………………………….. | 58.63 | 71.62 | 76.85 | 72.43 |
| Rate/Term Refi………………… | 14.63 | 4.75 | 6.64 | 7.72 |
| Cash Out/ Equity Refi………… | 26.74 | 23.63 | 16.51 | 19.85 |
| **Total:…………………………** | **100.00** | **100.00** | **100.00** | **100.00** |

## Occupancy Status

| Occupancy Status | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| Owner-Occupied……………… | 84.74 | 87.84 | 70.35 | 76.58 |
| Second Home………………….. | 3.77 | 3.33 | 2.37 | 2.83 |
| Investor………………………... | 11.49 | 8.82 | 27.28 | 20.59 |
| **Total:…………………………..** | **100.00** | **100.00** | **100.00** | **100.00** |

## Property Type

| Property Type | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| Single Family Residence……… | 65.09 | 69.42 | 51.35 | 57.59 |
| 2-Family………………………… | 6.62 | 7.36 | 10.63 | 9.22 |
| 3-Family………………………… | 3.29 | 2.13 | 10.78 | 7.63 |
| 4-Family………………………… | 1.06 | 0.00 | 4.74 | 3.09 |
| Townhouse……………………. | 1.21 | 0.44 | 1.38 | 1.15 |
| PUD …………………………… | 13.63 | 15.04 | 13.18 | 13.64 |
| Condo…………………………… | 8.81 | 5.60 | 7.71 | 7.48 |
| Co-op…………………………… | 0.28 | 0.00 | 0.23 | 0.19 |
| **Total:………………………….** | **100.00** | **100.00** | **100.00** | **100.00** |

## Geographic Distribution

| Geographic Distribution | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| Massachusetts | 14.09 | 8.23 | 15.25 | 13.59 |
| California | 12.99 | 21.40 | 9.14 | 12.37 |
| New Jersey | 21.04 | 10.74 | 8.81 | 11.45 |
| New York | 7.84 | 21.32 | 7.93 | 10.66 |
| Virginia | 1.86 | 9.14 | 9.82 | 8.22 |
| Maryland | 6.46 | 5.65 | 8.25 | 7.38 |
| Florida | 5.60 | 5.83 | 7.53 | 6.83 |
| Michigan | 1.64 | 3.17 | 5.08 | 4.06 |
| Nevada | 3.03 | 3.22 | 3.24 | 3.20 |
| Connecticut | 5.14 | 1.49 | 1.97 | 2.45 |
| Other | 20.31 | 9.82 | 22.98 | 19.78 |
| **Total:** | 100.00 | 100.00 | 100.00 | 100.00 |

## Months to Next Rate Adjustment

| Months to Next Rate Adjustment Date | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 12 - 23 | 0.00 | 55.57 | 64.19 | 50.65 |
| 24 - 35 | 0.00 | 24.57 | 16.42 | 15.09 |
| 36 - 59 | 100.00 | 19.87 | 19.39 | 34.27 |
| **Total:** | 100.00 | 100.00 | 100.00 | 100.00 |
| Minimum: | 53 | 18 | 15 | 15 |
| Maximum: | 59 | 59 | 59 | 59 |
| Weighted Average: | 56 | 32 | 30 | 35 |

*Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.*

## First Periodic Rate Caps

| Range of First Periodic Rate Caps (%) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 0.751 - 1.000…………………… | 0.00 | 0.00 | 0.05 | 0.03 |
| 1.751 - 2.000…………………… | 2.97 | 1.22 | 0.46 | 1.08 |
| 2.751 - 3.000…………………… | 1.89 | 67.17 | 70.72 | 57.37 |
| 3.751 - 4.000…………………… | 0.00 | 0.00 | 0.07 | 0.04 |
| 4.751 - 5.000…………………… | 74.59 | 21.21 | 25.30 | 33.50 |
| 5.751 - 6.000…………………… | 20.55 | 10.40 | 3.39 | 7.98 |
| **Total:…………………………** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum:……………………… | 2.000 | 2.000 | 1.000 | 1.000 |
| Maximum:……………………… | 6.000 | 6.000 | 6.000 | 6.000 |
| Weighted Average:…………… | 5.079 | 3.724 | 3.603 | 3.898 |

## Subsequent Periodic Rate Caps

| Range of Subsequent Periodic Rate Caps (%) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 0.751 - 1.000…………………… | 74.74 | 91.42 | 93.13 | 89.41 |
| 1.751 - 2.000…………………… | 25.26 | 8.58 | 6.87 | 10.59 |
| **Total:…………………………** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum:……………………… | 1.000 | 1.000 | 1.000 | 1.000 |
| Maximum:……………………… | 2.000 | 2.000 | 2.000 | 2.000 |
| Weighted Average:…………… | 1.250 | 1.086 | 1.069 | 1.106 |

## Lifetime Rate Caps

| Range of Lifetime Rate Caps (%) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 4.751 - 5.000 | 75.32 | 58.48 | 72.14 | 69.92 |
| 5.751 - 6.000 | 24.68 | 40.79 | 27.86 | 29.93 |
| 11.751 - 12.000 | 0.00 | 0.73 | 0.00 | 0.15 |
| **Total:** | 100.00 | 100.00 | 100.00 | 100.00 |
| Minimum: | 5.000 | 5.000 | 5.000 | 5.000 |
| Maximum: | 6.000 | 12.000 | 6.000 | 12.000 |
| Weighted Average: | 5.247 | 5.459 | 5.279 | 5.310 |

## Gross Margin

| Range of Gross Margins (%) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 1.751 - 2.000 | 0.00 | 0.00 | 0.07 | 0.04 |
| 2.001 - 2.250 | 63.04 | 19.37 | 26.62 | 31.80 |
| 2.251 - 2.500 | 9.29 | 2.37 | 3.47 | 4.31 |
| 2.501 - 2.750 | 9.55 | 9.40 | 4.26 | 6.29 |
| 2.751 - 3.000 | 4.54 | 7.10 | 5.19 | 5.46 |
| 3.001 - 3.250 | 6.97 | 7.74 | 8.00 | 7.76 |
| 3.251 - 3.500 | 3.90 | 11.35 | 9.12 | 8.62 |
| 3.501 - 3.750 | 0.28 | 9.36 | 8.81 | 7.36 |
| 3.751 - 4.000 | 0.87 | 8.85 | 5.94 | 5.61 |
| 4.001 - 4.250 | 0.38 | 5.63 | 3.00 | 3.06 |
| 4.251 - 4.500 | 0.00 | 10.53 | 16.18 | 12.05 |
| 4.501 - 4.750 | 0.00 | 2.33 | 2.28 | 1.87 |
| 4.751 - 5.000 | 1.18 | 3.39 | 5.00 | 3.97 |
| 5.001 - 5.250 | 0.00 | 1.01 | 0.12 | 0.28 |
| 5.251 - 5.500 | 0.00 | 1.58 | 1.94 | 1.51 |
| **Total:** | 100.00 | 100.00 | 100.00 | 100.00 |
| Minimum: | 2.250 | 2.250 | 1.875 | 1.875 |
| Maximum: | 5.000 | 5.500 | 5.500 | 5.500 |
| Weighted Average: | 2.519 | 3.414 | 3.409 | 3.247 |

## Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 1.751 - 2.000...................... | 0.00 | 0.00 | 0.07 | 0.04 |
| 2.001 - 2.250...................... | 54.02 | 15.28 | 25.31 | 28.51 |
| 2.251 - 2.500...................... | 8.36 | 2.37 | 2.76 | 3.70 |
| 2.501 - 2.750...................... | 8.89 | 8.92 | 3.64 | 5.69 |
| 2.751 - 3.000...................... | 7.22 | 7.10 | 5.04 | 5.87 |
| 3.001 - 3.250...................... | 11.81 | 8.22 | 8.96 | 9.33 |
| 3.251 - 3.500...................... | 6.40 | 12.44 | 10.15 | 9.93 |
| 3.501 - 3.750...................... | 0.86 | 10.08 | 8.98 | 7.72 |
| 3.751 - 4.000...................... | 0.87 | 8.85 | 6.26 | 5.80 |
| 4.001 - 4.250...................... | 0.38 | 6.26 | 3.20 | 3.31 |
| 4.251 - 4.500...................... | 0.00 | 11.44 | 16.25 | 12.28 |
| 4.501 - 4.750...................... | 0.00 | 3.06 | 2.16 | 1.95 |
| 4.751 - 5.000...................... | 1.18 | 3.39 | 5.09 | 4.02 |
| 5.001 - 5.250...................... | 0.00 | 1.01 | 0.20 | 0.33 |
| 5.251 - 5.500...................... | 0.00 | 1.58 | 1.94 | 1.51 |
| **Total:..............................** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum:........................ | 2.250 | 2.250 | 1.875 | 1.875 |
| Maximum:........................ | 5.000 | 5.500 | 5.500 | 5.500 |
| Weighted Average:................ | 2.617 | 3.492 | 3.442 | 3.301 |

## Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Group I (%) Percentage by Aggregate Cut-off Date Principal Balances | Group II (%) Percentage by Aggregate Cut-off Date Principal Balances | Group III (%) Percentage by Aggregate Cut-off Date Principal Balances | Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances |
|---|---|---|---|---|
| 9.251 - 9.500 | 2.92 | 1.56 | 0.00 | 0.86 |
| 9.501 - 9.750 | 2.56 | 0.00 | 0.21 | 0.60 |
| 9.751 - 10.000 | 4.32 | 0.44 | 0.59 | 1.24 |
| 10.001 - 10.250 | 7.76 | 0.61 | 1.25 | 2.31 |
| 10.251 - 10.500 | 17.80 | 1.35 | 1.96 | 4.74 |
| 10.501 - 10.750 | 22.18 | 1.66 | 4.57 | 7.20 |
| 10.751 - 11.000 | 22.03 | 7.24 | 7.49 | 10.10 |
| 11.001 - 11.250 | 0.80 | 8.69 | 9.89 | 7.97 |
| 11.251 - 11.500 | 10.05 | 12.46 | 12.76 | 12.20 |
| 11.501 - 11.750 | 2.62 | 9.20 | 10.19 | 8.60 |
| 11.751 - 12.000 | 6.96 | 10.95 | 12.45 | 11.13 |
| 12.001 - 12.250 | 0.00 | 9.79 | 8.87 | 7.44 |
| 12.251 - 12.500 | 0.00 | 7.59 | 9.33 | 7.26 |
| 12.501 - 12.750 | 0.00 | 8.96 | 5.76 | 5.36 |
| 12.751 - 13.000 | 0.00 | 6.73 | 3.43 | 3.48 |
| 13.001 - 13.250 | 0.00 | 3.01 | 2.17 | 1.94 |
| 13.251 - 13.500 | 0.00 | 4.75 | 2.27 | 2.37 |
| 13.501 - 13.750 | 0.00 | 1.60 | 2.37 | 1.78 |
| 13.751 - 14.000 | 0.00 | 2.00 | 2.04 | 1.66 |
| 14.001 - 14.250 | 0.00 | 0.00 | 1.01 | 0.61 |
| 14.251 - 14.500 | 0.00 | 0.68 | 0.62 | 0.52 |
| 14.501 - 14.750 | 0.00 | 0.00 | 0.67 | 0.41 |
| 14.751 - 15.000 | 0.00 | 0.00 | 0.09 | 0.06 |
| 18.001 - 18.250 | 0.00 | 0.73 | 0.00 | 0.15 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |
| Minimum: | 9.375 | 9.375 | 9.625 | 9.375 |
| Maximum: | 11.875 | 18.250 | 15.000 | 18.250 |
| Weighted Average: | 10.752 | 12.055 | 11.931 | 11.740 |

## Contacts

| Contact | Phone | Fax | Email |
|---|---|---|---|
| **ARMs DESK** | | | |
| **Brett Marvin**<br>*Managing Director* | 212-667-1888 | 646-587-1888 | bmarvin@us.nomura.com |
| **Brian Murphy**<br>*Vice President* | 212-667-1888 | 646-587-8960 | brmurphy@us.nomura.com |
| **STRUCTURING** | | | |
| **Hong Zhang**<br>*Assistant Vice President* | 212-667-9118 | 646-587-9118 | hozhang@us.nomura.com |
| **COLLATERAL** | | | |
| **John Lo**<br>*Assistant Vice President* | 212-667-1398 | 646-587-1398 | jlo@us.nomura.com |
| **TRANSACTION MANAGEMENT** | | | |
| **Jeane Leschak**<br>*Vice President* | 212-667-2316 | 646-587-9212 | jleschak@us.nomura.com |
| **Susan Becka**<br>*Assistant Vice President* | 212-667-9701 | 646-587-9701 | sbecka@us.nomura.com |

# NAA-2004-AR3-IAfull - Price/Yield - I-A

| | | | |
|---|---|---|---|
| Balance | $68,088,000.00 | Delay | 24 |
| Coupon | 5.255 | Dated | 11/1/2004 |
| Settle | 11/30/2004 | First Payment | 12/25/2004 |

**Run to earlier of balloon at weighted average reset (month 56) or 10% call**

| ***Price*** | **15 CPR** | **18 CPR** | **20 CPR** | **22 CPR** | **25 CPR** | **27 CPR** |
|---|---|---|---|---|---|---|
| 101-12 | 4.683 | 4.636 | 4.603 | 4.569 | 4.513 | 4.474 |
| 101-13 | 4.672 | 4.624 | 4.590 | 4.556 | 4.499 | 4.459 |
| 101-14 | 4.660 | 4.612 | 4.578 | 4.542 | 4.485 | 4.444 |
| 101-15 | 4.649 | 4.600 | 4.565 | 4.529 | 4.471 | 4.429 |
| 101-16 | 4.638 | 4.588 | 4.553 | 4.516 | 4.457 | 4.414 |
| 101-17 | 4.627 | 4.576 | 4.540 | 4.503 | 4.442 | 4.399 |
| 101-18 | 4.616 | 4.564 | 4.527 | 4.489 | 4.428 | 4.384 |
| 101-19 | 4.605 | 4.552 | 4.515 | 4.476 | 4.414 | 4.369 |
| **101-20** | 4.593 | 4.540 | 4.502 | 4.463 | 4.400 | 4.354 |
| 101-21 | 4.582 | 4.528 | 4.490 | 4.450 | 4.386 | 4.340 |
| 101-22 | 4.571 | 4.516 | 4.477 | 4.437 | 4.372 | 4.325 |
| 101-23 | 4.560 | 4.504 | 4.465 | 4.424 | 4.357 | 4.310 |
| 101-24 | 4.549 | 4.492 | 4.452 | 4.410 | 4.343 | 4.295 |
| 101-25 | 4.538 | 4.480 | 4.440 | 4.397 | 4.329 | 4.280 |
| 101-26 | 4.527 | 4.468 | 4.427 | 4.384 | 4.315 | 4.265 |
| 101-27 | 4.515 | 4.456 | 4.414 | 4.371 | 4.301 | 4.251 |
| 101-28 | 4.504 | 4.444 | 4.402 | 4.358 | 4.287 | 4.236 |
| WAL | 3.08 | 2.85 | 2.71 | 2.58 | 2.39 | 2.27 |
| Principal Window | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 |

| | |
|---|---|
| **LIBOR_1MO** | 1.840 |
| **LIBOR_6MO** | 2.212 |
| **LIBOR_1YR** | 2.509 |
| **CMT_1YR** | 2.236 |

| 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|
| 4.409 | 4.288 | 4.136 | 3.693 |
| 4.393 | 4.270 | 4.115 | 3.664 |
| 4.377 | 4.251 | 4.095 | 3.635 |
| 4.361 | 4.233 | 4.074 | 3.606 |
| 4.345 | 4.215 | 4.053 | 3.578 |
| 4.329 | 4.197 | 4.032 | 3.549 |
| 4.313 | 4.179 | 4.011 | 3.520 |
| 4.297 | 4.160 | 3.990 | 3.492 |
| 4.281 | 4.142 | 3.969 | 3.463 |
| 4.265 | 4.124 | 3.949 | 3.434 |
| 4.249 | 4.106 | 3.928 | 3.406 |
| 4.233 | 4.088 | 3.907 | 3.377 |
| 4.217 | 4.070 | 3.886 | 3.348 |
| 4.201 | 4.052 | 3.865 | 3.320 |
| 4.185 | 4.034 | 3.845 | 3.291 |
| 4.169 | 4.016 | 3.824 | 3.263 |
| 4.153 | 3.998 | 3.803 | 3.234 |
| | | | |
| 2.10 | 1.84 | 1.58 | 1.12 |
| Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - May09 | Dec04 - Mar08 |

# NAA-2004-AR3-IAfull - Price/Yield - I-A

| | | | |
|---|---|---|---|
| Balance | $68,088,000.00 | Delay | 24 |
| Coupon | 5.255 | Dated | 11/1/2004 |
| Settle | 11/30/2004 | First Payment | 12/25/2004 |

**Run to earlier of balloon at weighted average reset (month 56) or 10% call**

| ***Price*** | **15 CPR** | **18 CPR** | **20 CPR** | **22 CPR** | **25 CPR** | **27 CPR** |
|---|---|---|---|---|---|---|
| 101-12 | 4.683 | 4.636 | 4.603 | 4.569 | 4.513 | 4.474 |
| 101-13 | 4.672 | 4.624 | 4.590 | 4.556 | 4.499 | 4.459 |
| 101-14 | 4.660 | 4.612 | 4.578 | 4.542 | 4.485 | 4.444 |
| 101-15 | 4.649 | 4.600 | 4.565 | 4.529 | 4.471 | 4.429 |
| 101-16 | 4.638 | 4.588 | 4.553 | 4.516 | 4.457 | 4.414 |
| 101-17 | 4.627 | 4.576 | 4.540 | 4.503 | 4.442 | 4.399 |
| 101-18 | 4.616 | 4.564 | 4.527 | 4.489 | 4.428 | 4.384 |
| 101-19 | 4.605 | 4.552 | 4.515 | 4.476 | 4.414 | 4.369 |
| **101-20** | 4.593 | 4.540 | 4.502 | 4.463 | 4.400 | 4.354 |
| 101-21 | 4.582 | 4.528 | 4.490 | 4.450 | 4.386 | 4.340 |
| 101-22 | 4.571 | 4.516 | 4.477 | 4.437 | 4.372 | 4.325 |
| 101-23 | 4.560 | 4.504 | 4.465 | 4.424 | 4.357 | 4.310 |
| 101-24 | 4.549 | 4.492 | 4.452 | 4.410 | 4.343 | 4.295 |
| 101-25 | 4.538 | 4.480 | 4.440 | 4.397 | 4.329 | 4.280 |
| 101-26 | 4.527 | 4.468 | 4.427 | 4.384 | 4.315 | 4.265 |
| 101-27 | 4.515 | 4.456 | 4.414 | 4.371 | 4.301 | 4.251 |
| 101-28 | 4.504 | 4.444 | 4.402 | 4.358 | 4.287 | 4.236 |
| | | | | | | |
| WAL | 3.08 | 2.85 | 2.71 | 2.58 | 2.39 | 2.27 |
| Principal Window | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 |

| | |
|---|---|
| **LIBOR_1MO** | 1.840 |
| **LIBOR_6MO** | 2.212 |
| **LIBOR_1YR** | 2.509 |
| **CMT_1YR** | 2.236 |

| 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|
| 4.409 | 4.288 | 4.136 | 3.693 |
| 4.393 | 4.270 | 4.115 | 3.664 |
| 4.377 | 4.251 | 4.095 | 3.635 |
| 4.361 | 4.233 | 4.074 | 3.606 |
| 4.345 | 4.215 | 4.053 | 3.578 |
| 4.329 | 4.197 | 4.032 | 3.549 |
| 4.313 | 4.179 | 4.011 | 3.520 |
| 4.297 | 4.160 | 3.990 | 3.492 |
| 4.281 | 4.142 | 3.969 | 3.463 |
| 4.265 | 4.124 | 3.949 | 3.434 |
| 4.249 | 4.106 | 3.928 | 3.406 |
| 4.233 | 4.088 | 3.907 | 3.377 |
| 4.217 | 4.070 | 3.886 | 3.348 |
| 4.201 | 4.052 | 3.865 | 3.320 |
| 4.185 | 4.034 | 3.845 | 3.291 |
| 4.169 | 4.016 | 3.824 | 3.263 |
| 4.153 | 3.998 | 3.803 | 3.234 |
| | | | |
| 2.10 | 1.84 | 1.58 | 1.12 |
| Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - May09 | Dec04 - Mar08 |

# NAA-2004-AR3-IAfull - Price/Yield - I-A

| | | | |
|---|---|---|---|
| Balance | $68,088,000.00 | Delay | 24 |
| Coupon | 5.255 | Dated | 11/1/2004 |
| Settle | 11/30/2004 | First Payment | 12/25/2004 |

**Run to earlier of balloon at weighted average reset (month 56) or 10% call**

| *Price* | **15 CPR** | **18 CPR** | **20 CPR** | **22 CPR** | **25 CPR** | **27 CPR** |
|---|---|---|---|---|---|---|
| 101-12 | 4.683 | 4.636 | 4.603 | 4.569 | 4.513 | 4.474 |
| 101-13 | 4.672 | 4.624 | 4.590 | 4.556 | 4.499 | 4.459 |
| 101-14 | 4.660 | 4.612 | 4.578 | 4.542 | 4.485 | 4.444 |
| 101-15 | 4.649 | 4.600 | 4.565 | 4.529 | 4.471 | 4.429 |
| 101-16 | 4.638 | 4.588 | 4.553 | 4.516 | 4.457 | 4.414 |
| 101-17 | 4.627 | 4.576 | 4.540 | 4.503 | 4.442 | 4.399 |
| 101-18 | 4.616 | 4.564 | 4.527 | 4.489 | 4.428 | 4.384 |
| 101-19 | 4.605 | 4.552 | 4.515 | 4.476 | 4.414 | 4.369 |
| **101-20** | 4.593 | 4.540 | 4.502 | 4.463 | 4.400 | 4.354 |
| 101-21 | 4.582 | 4.528 | 4.490 | 4.450 | 4.386 | 4.340 |
| 101-22 | 4.571 | 4.516 | 4.477 | 4.437 | 4.372 | 4.325 |
| 101-23 | 4.560 | 4.504 | 4.465 | 4.424 | 4.357 | 4.310 |
| 101-24 | 4.549 | 4.492 | 4.452 | 4.410 | 4.343 | 4.295 |
| 101-25 | 4.538 | 4.480 | 4.440 | 4.397 | 4.329 | 4.280 |
| 101-26 | 4.527 | 4.468 | 4.427 | 4.384 | 4.315 | 4.265 |
| 101-27 | 4.515 | 4.456 | 4.414 | 4.371 | 4.301 | 4.251 |
| 101-28 | 4.504 | 4.444 | 4.402 | 4.358 | 4.287 | 4.236 |
| WAL | 3.08 | 2.85 | 2.71 | 2.58 | 2.39 | 2.27 |
| Principal Window | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 |

| | |
|---|---|
| **LIBOR_1MO** | 1.840 |
| **LIBOR_6MO** | 2.212 |
| **LIBOR_1YR** | 2.509 |
| **CMT_1YR** | 2.236 |

| 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|
| 4.409 | 4.288 | 4.136 | 3.693 |
| 4.393 | 4.270 | 4.115 | 3.664 |
| 4.377 | 4.251 | 4.095 | 3.635 |
| 4.361 | 4.233 | 4.074 | 3.606 |
| 4.345 | 4.215 | 4.053 | 3.578 |
| 4.329 | 4.197 | 4.032 | 3.549 |
| 4.313 | 4.179 | 4.011 | 3.520 |
| 4.297 | 4.160 | 3.990 | 3.492 |
| 4.281 | 4.142 | 3.969 | 3.463 |
| 4.265 | 4.124 | 3.949 | 3.434 |
| 4.249 | 4.106 | 3.928 | 3.406 |
| 4.233 | 4.088 | 3.907 | 3.377 |
| 4.217 | 4.070 | 3.886 | 3.348 |
| 4.201 | 4.052 | 3.865 | 3.320 |
| 4.185 | 4.034 | 3.845 | 3.291 |
| 4.169 | 4.016 | 3.824 | 3.263 |
| 4.153 | 3.998 | 3.803 | 3.234 |
| | | | |
| 2.10 | 1.84 | 1.58 | 1.12 |
| Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - May09 | Dec04 - Mar08 |

# NAA-2004-AR3-IAfull - Price/Yield - I-A

| | | | |
|---|---|---|---|
| Balance | $68,088,000.00 | Delay | 24 |
| Coupon | 5.255 | Dated | 11/1/2004 |
| Settle | 11/30/2004 | First Payment | 12/25/2004 |

**Run to earlier of balloon at weighted average reset (month 56) or 10% call**

| *Price* | **15 CPR** | **18 CPR** | **20 CPR** | **22 CPR** | **25 CPR** | **27 CPR** |
|---|---|---|---|---|---|---|
| 101-12 | 4.683 | 4.636 | 4.603 | 4.569 | 4.513 | 4.474 |
| 101-13 | 4.672 | 4.624 | 4.590 | 4.556 | 4.499 | 4.459 |
| 101-14 | 4.660 | 4.612 | 4.578 | 4.542 | 4.485 | 4.444 |
| 101-15 | 4.649 | 4.600 | 4.565 | 4.529 | 4.471 | 4.429 |
| 101-16 | 4.638 | 4.588 | 4.553 | 4.516 | 4.457 | 4.414 |
| 101-17 | 4.627 | 4.576 | 4.540 | 4.503 | 4.442 | 4.399 |
| 101-18 | 4.616 | 4.564 | 4.527 | 4.489 | 4.428 | 4.384 |
| 101-19 | 4.605 | 4.552 | 4.515 | 4.476 | 4.414 | 4.369 |
| **101-20** | 4.593 | 4.540 | 4.502 | 4.463 | 4.400 | 4.354 |
| 101-21 | 4.582 | 4.528 | 4.490 | 4.450 | 4.386 | 4.340 |
| 101-22 | 4.571 | 4.516 | 4.477 | 4.437 | 4.372 | 4.325 |
| 101-23 | 4.560 | 4.504 | 4.465 | 4.424 | 4.357 | 4.310 |
| 101-24 | 4.549 | 4.492 | 4.452 | 4.410 | 4.343 | 4.295 |
| 101-25 | 4.538 | 4.480 | 4.440 | 4.397 | 4.329 | 4.280 |
| 101-26 | 4.527 | 4.468 | 4.427 | 4.384 | 4.315 | 4.265 |
| 101-27 | 4.515 | 4.456 | 4.414 | 4.371 | 4.301 | 4.251 |
| 101-28 | 4.504 | 4.444 | 4.402 | 4.358 | 4.287 | 4.236 |
| WAL | 3.08 | 2.85 | 2.71 | 2.58 | 2.39 | 2.27 |
| Principal Window | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Jul09 |

| | |
|---|---|
| **LIBOR_1MO** | 1.840 |
| **LIBOR_6MO** | 2.212 |
| **LIBOR_1YR** | 2.509 |
| **CMT_1YR** | 2.236 |

| 30 CPR | 35 CPR | 40 CPR | 50 CPR |
|---|---|---|---|
| 4.409 | 4.288 | 4.136 | 3.693 |
| 4.393 | 4.270 | 4.115 | 3.664 |
| 4.377 | 4.251 | 4.095 | 3.635 |
| 4.361 | 4.233 | 4.074 | 3.606 |
| 4.345 | 4.215 | 4.053 | 3.578 |
| 4.329 | 4.197 | 4.032 | 3.549 |
| 4.313 | 4.179 | 4.011 | 3.520 |
| 4.297 | 4.160 | 3.990 | 3.492 |
| 4.281 | 4.142 | 3.969 | 3.463 |
| 4.265 | 4.124 | 3.949 | 3.434 |
| 4.249 | 4.106 | 3.928 | 3.406 |
| 4.233 | 4.088 | 3.907 | 3.377 |
| 4.217 | 4.070 | 3.886 | 3.348 |
| 4.201 | 4.052 | 3.865 | 3.320 |
| 4.185 | 4.034 | 3.845 | 3.291 |
| 4.169 | 4.016 | 3.824 | 3.263 |
| 4.153 | 3.998 | 3.803 | 3.234 |
| | | | |
| 2.10 | 1.84 | 1.58 | 1.12 |
| Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - May09 | Dec04 - Mar08 |

# NAA-2004-AR3-COMP - Price/Yield - I-A

## RUN to earlier of balloon at the weighted average reset (month 56) / 10% ca

| | | | |
|---|---|---|---|
| Balance | $68,088,000.00 | Delay | 24 |
| Coupon* | 4.905 | Dated | 11/1/2004 |
| Settle | 11/30/2004 | First Payment | 12/25/2004 |

***Coupon: equals group I net wac - 0.35%**

| *Price* | 15 CPR | 30 CPR | 50 CPR | 70 CPR |
|---|---|---|---|---|
| 100-20 | 4.607 | 4.456 | 4.058 | 3.457 |
| 100-21 | 4.596 | 4.440 | 4.029 | 3.409 |
| 100-22 | 4.585 | 4.423 | 4.000 | 3.360 |
| 100-23 | 4.573 | 4.407 | 3.971 | 3.312 |
| 100-24 | 4.562 | 4.391 | 3.942 | 3.263 |
| 100-25 | 4.551 | 4.375 | 3.913 | 3.215 |
| 100-26 | 4.540 | 4.359 | 3.884 | 3.166 |
| 100-27 | 4.528 | 4.343 | 3.855 | 3.118 |
| 100-28 | 4.517 | 4.327 | 3.826 | 3.069 |
| 100-29 | 4.506 | 4.310 | 3.797 | 3.021 |
| 100-30 | 4.495 | 4.294 | 3.768 | 2.973 |
| 100-31 | 4.484 | 4.278 | 3.739 | 2.925 |
| **101-00** | 4.473 | 4.262 | 3.710 | 2.876 |
| 101-01 | 4.461 | 4.246 | 3.681 | 2.828 |
| 101-02 | 4.450 | 4.230 | 3.652 | 2.780 |
| 101-03 | 4.439 | 4.214 | 3.623 | 2.732 |
| 101-04 | 4.428 | 4.198 | 3.594 | 2.684 |
| 101-05 | 4.417 | 4.182 | 3.566 | 2.636 |
| 101-06 | 4.406 | 4.166 | 3.537 | 2.588 |
| 101-07 | 4.394 | 4.150 | 3.508 | 2.540 |
| 101-08 | 4.383 | 4.134 | 3.479 | 2.492 |
| 101-09 | 4.372 | 4.118 | 3.450 | 2.444 |
| 101-10 | 4.361 | 4.102 | 3.422 | 2.396 |
| 101-11 | 4.350 | 4.086 | 3.393 | 2.348 |
| 101-12 | 4.339 | 4.070 | 3.364 | 2.301 |
| | | | | |
| **WAL** | 3.08 | 2.10 | 1.12 | 0.66 |
| **Principal Window** | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Mar08 | Dec04 - Oct06 |

| | |
|---|---|
| **LIBOR_1MO** | 1.840 |
| **LIBOR_6MO** | 2.212 |
| **LIBOR_1YR** | 2.509 |
| **CMT_1YR** | 2.236 |

## NAA-2004-AR3-COMP - Price/Yield - I-A

### RUN to earlier of balloon at the weighted average reset (month 56) / 10% ca

| | | | |
|---|---|---|---|
| Balance | $68,088,000.00 | Delay | 24 |
| Coupon* | 4.905 | Dated | 11/1/2004 |
| Settle | 11/30/2004 | First Payment | 12/25/2004 |

***Coupon: equals group I net wac - 0.35%**

| *Price* | 15 CPR | 30 CPR | 50 CPR | 70 CPR |
|---|---|---|---|---|
| 100-20 | 4.607 | 4.456 | 4.058 | 3.457 |
| 100-21 | 4.596 | 4.440 | 4.029 | 3.409 |
| 100-22 | 4.585 | 4.423 | 4.000 | 3.360 |
| 100-23 | 4.573 | 4.407 | 3.971 | 3.312 |
| 100-24 | 4.562 | 4.391 | 3.942 | 3.263 |
| 100-25 | 4.551 | 4.375 | 3.913 | 3.215 |
| 100-26 | 4.540 | 4.359 | 3.884 | 3.166 |
| 100-27 | 4.528 | 4.343 | 3.855 | 3.118 |
| 100-28 | 4.517 | 4.327 | 3.826 | 3.069 |
| 100-29 | 4.506 | 4.310 | 3.797 | 3.021 |
| 100-30 | 4.495 | 4.294 | 3.768 | 2.973 |
| 100-31 | 4.484 | 4.278 | 3.739 | 2.925 |
| **101-00** | 4.473 | 4.262 | 3.710 | 2.876 |
| 101-01 | 4.461 | 4.246 | 3.681 | 2.828 |
| 101-02 | 4.450 | 4.230 | 3.652 | 2.780 |
| 101-03 | 4.439 | 4.214 | 3.623 | 2.732 |
| 101-04 | 4.428 | 4.198 | 3.594 | 2.684 |
| 101-05 | 4.417 | 4.182 | 3.566 | 2.636 |
| 101-06 | 4.406 | 4.166 | 3.537 | 2.588 |
| 101-07 | 4.394 | 4.150 | 3.508 | 2.540 |
| 101-08 | 4.383 | 4.134 | 3.479 | 2.492 |
| 101-09 | 4.372 | 4.118 | 3.450 | 2.444 |
| 101-10 | 4.361 | 4.102 | 3.422 | 2.396 |
| 101-11 | 4.350 | 4.086 | 3.393 | 2.348 |
| 101-12 | 4.339 | 4.070 | 3.364 | 2.301 |
| **WAL** | 3.08 | 2.10 | 1.12 | 0.66 |
| **Principal Window** | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Mar08 | Dec04 - Oct06 |

| | |
|---|---|
| **LIBOR_1MO** | 1.840 |
| **LIBOR_6MO** | 2.212 |
| **LIBOR_1YR** | 2.509 |
| **CMT_1YR** | 2.236 |

## NAA-2004-AR3-COMP - Price/Yield - I-A

### RUN to earlier of balloon at the weighted average reset (month 56) / 10% ca

| | | | |
|---|---|---|---|
| Balance | $68,088,000.00 | Delay | 24 |
| Coupon* | 4.905 | Dated | 11/1/2004 |
| Settle | 11/30/2004 | First Payment | 12/25/2004 |

***Coupon: equals group I net wac - 0.35%**

| *Price* | **15 CPR** | **30 CPR** | **50 CPR** | **70 CPR** |
|---|---|---|---|---|
| 100-20 | 4.607 | 4.456 | 4.058 | 3.457 |
| 100-21 | 4.596 | 4.440 | 4.029 | 3.409 |
| 100-22 | 4.585 | 4.423 | 4.000 | 3.360 |
| 100-23 | 4.573 | 4.407 | 3.971 | 3.312 |
| 100-24 | 4.562 | 4.391 | 3.942 | 3.263 |
| 100-25 | 4.551 | 4.375 | 3.913 | 3.215 |
| 100-26 | 4.540 | 4.359 | 3.884 | 3.166 |
| 100-27 | 4.528 | 4.343 | 3.855 | 3.118 |
| 100-28 | 4.517 | 4.327 | 3.826 | 3.069 |
| 100-29 | 4.506 | 4.310 | 3.797 | 3.021 |
| 100-30 | 4.495 | 4.294 | 3.768 | 2.973 |
| 100-31 | 4.484 | 4.278 | 3.739 | 2.925 |
| **101-00** | 4.473 | 4.262 | 3.710 | 2.876 |
| 101-01 | 4.461 | 4.246 | 3.681 | 2.828 |
| 101-02 | 4.450 | 4.230 | 3.652 | 2.780 |
| 101-03 | 4.439 | 4.214 | 3.623 | 2.732 |
| 101-04 | 4.428 | 4.198 | 3.594 | 2.684 |
| 101-05 | 4.417 | 4.182 | 3.566 | 2.636 |
| 101-06 | 4.406 | 4.166 | 3.537 | 2.588 |
| 101-07 | 4.394 | 4.150 | 3.508 | 2.540 |
| 101-08 | 4.383 | 4.134 | 3.479 | 2.492 |
| 101-09 | 4.372 | 4.118 | 3.450 | 2.444 |
| 101-10 | 4.361 | 4.102 | 3.422 | 2.396 |
| 101-11 | 4.350 | 4.086 | 3.393 | 2.348 |
| 101-12 | 4.339 | 4.070 | 3.364 | 2.301 |
| **WAL** | 3.08 | 2.10 | 1.12 | 0.66 |
| **Principal Window** | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Mar08 | Dec04 - Oct06 |

| | |
|---|---|
| **LIBOR_1MO** | 1.840 |
| **LIBOR_6MO** | 2.212 |
| **LIBOR_1YR** | 2.509 |
| **CMT_1YR** | 2.236 |

## NAA-2004-AR3-COMP - Price/Yield - I-A

### RUN to earlier of balloon at the weighted average reset (month 56) / 10% ca

| | | | |
|---|---|---|---|
| Balance | $68,088,000.00 | Delay | 24 |
| Coupon* | 4.905 | Dated | 11/1/2004 |
| Settle | 11/30/2004 | First Payment | 12/25/2004 |

***Coupon: equals group I net wac - 0.35%**

| *Price* | 15 CPR | 30 CPR | 50 CPR | 70 CPR |
|---|---|---|---|---|
| 100-20 | 4.607 | 4.456 | 4.058 | 3.457 |
| 100-21 | 4.596 | 4.440 | 4.029 | 3.409 |
| 100-22 | 4.585 | 4.423 | 4.000 | 3.360 |
| 100-23 | 4.573 | 4.407 | 3.971 | 3.312 |
| 100-24 | 4.562 | 4.391 | 3.942 | 3.263 |
| 100-25 | 4.551 | 4.375 | 3.913 | 3.215 |
| 100-26 | 4.540 | 4.359 | 3.884 | 3.166 |
| 100-27 | 4.528 | 4.343 | 3.855 | 3.118 |
| 100-28 | 4.517 | 4.327 | 3.826 | 3.069 |
| 100-29 | 4.506 | 4.310 | 3.797 | 3.021 |
| 100-30 | 4.495 | 4.294 | 3.768 | 2.973 |
| 100-31 | 4.484 | 4.278 | 3.739 | 2.925 |
| **101-00** | 4.473 | 4.262 | 3.710 | 2.876 |
| 101-01 | 4.461 | 4.246 | 3.681 | 2.828 |
| 101-02 | 4.450 | 4.230 | 3.652 | 2.780 |
| 101-03 | 4.439 | 4.214 | 3.623 | 2.732 |
| 101-04 | 4.428 | 4.198 | 3.594 | 2.684 |
| 101-05 | 4.417 | 4.182 | 3.566 | 2.636 |
| 101-06 | 4.406 | 4.166 | 3.537 | 2.588 |
| 101-07 | 4.394 | 4.150 | 3.508 | 2.540 |
| 101-08 | 4.383 | 4.134 | 3.479 | 2.492 |
| 101-09 | 4.372 | 4.118 | 3.450 | 2.444 |
| 101-10 | 4.361 | 4.102 | 3.422 | 2.396 |
| 101-11 | 4.350 | 4.086 | 3.393 | 2.348 |
| 101-12 | 4.339 | 4.070 | 3.364 | 2.301 |
| **WAL** | 3.08 | 2.10 | 1.12 | 0.66 |
| **Principal Window** | Dec04 - Jul09 | Dec04 - Jul09 | Dec04 - Mar08 | Dec04 - Oct06 |

| | |
|---|---|
| **LIBOR_1MO** | 1.840 |
| **LIBOR_6MO** | 2.212 |
| **LIBOR_1YR** | 2.509 |
| **CMT_1YR** | 2.236 |